
ELEVATED
ROOF PITCH
WEATHER RESISTANT
SIDING
ENERGY EFFICIENT
WINDOWS

TYPE: ANNUAL REPORT	FLEETWOOD.
TITLE: BLUEPRINT FOR SUCCESS	YEAR: 2006

TYPE: ANNUAL REPORT | FLEETWOOD.

YEAR: 2006 | SECTION: TABLE OF CONTENTS

SECTION: COMPANY PROFILE





FLEETWOOD ENTERPRISES, INC. is one of North America's largest producers of recreational vehicles and manufactured homes. The Company, founded in 1950, had its initial public offering in 1965, and is listed on the New York Stock Exchange under the symbol FLE. This FORTUNE 1000® company, headquartered in Riverside, California, is dedicated to providing quality, innovative products that offer exceptional value to its customers. Fleetwood has approximately 11,500 associates working in facilities strategically located throughout the nation.

Fleetwood manufactures a full range of recreational vehicle products, including motor homes, travel trailers, and folding trailers. The Company also produces popular lines of manufactured homes, making it one of the nation's largest homebuilders. Fleetwood's supply operations provide components for its manufacturing businesses, as well as outside customers.

SECTION: FINANCIAL SUMMARY

FISCAL YEARS ENDED APRIL (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)	2006	2005	2004	2003	2002
Sales	$ 2,432,400	$ 2,374,712	$ 2,360,606	$ 2,070,957	$1,952,285
Operating income (loss)	29,605	(43,538)	78,869	25,377	(25,049)
Income (loss) from continuing operations	(6,065)	(72,577)	17,358	(16,857)	(92,714)
Net loss	(28,437)	(161,459)	(22,261)	(70,739)	(161,928)
Earnings (loss) per share from continuing operations	(0.10)	(1.31)	0.44	(0.47)	(1.87)
Loss per share	(0.48)	(2.92)	(0.57)	(1.97)	(3.90)
Cash flow from operations	31,483	(59,909)	(3,175)	26,104	54,214
Shareholders' equity	170,945	125,456	246,282	110,968	174,743
Return on average shareholders' equity	(19.2)%	(86.9)%	(12.5)%	(49.5)%	(70.3)%

SECTION: REVENUE DISTRIBUTION






MANUFACTURED HOUSING
RECREATIONAL VEHICLES
SUPPLY OPERATIONS
32%
32%
26%
30%
40%
66%
66%
72%
68%
58%
2%
2%
2%
2%
2%

(DOLLARS IN THOUSANDS)	2006	2005	2004	2003	2002
Manufacturing Revenue	**$2,458,027**	**$2,502,449**	**$2,477,741**	**$2,186,860**	**$2,089,472**
Intercompany	**(25,627)**	**(127,737)**	**(117,135)**	**(115,903)**	**(137,187)**
Total Revenue	**$2,432,400**	**$2,374,712**	**$2,360,606**	**$2,070,957**	**$1,952,285**



ELDEN L. SMITH
President and CEO

In March 2005, a blueprint was drafted for improving our Company's financial performance and market position. It emphasized reaching consistent profitability and decentralizing our operational decision making, with a focus on industry-leading product design and development. Our plans continue to evolve, but our basic strategy remains unchanged.

More than ever, we are focusing our energies on our core competency—producing high-quality recreational vehicles and manufactured housing. Our products are the foundation of any success that we enjoy, and we must deliver optimum value to our customers and be responsive to consumer tastes and trends.

At the same time, we are dedicated to providing value to our shareholders. We are reducing costs and striving to expand our revenue base. Last year's decentralization of Fleetwood removed several layers of management. For example, in April 2005 Fleetwood had 24 executive officers; by September we had 12. During the same timeframe, we eliminated several non-manufacturing operations and initiatives, which also reduced our costs. The most significant example is the sale of our manufactured housing retail and finance divisions, Fleetwood Retail Corp. (FRC) and HomeOne Credit Corp., which together had averaged a loss of $9.3 million per quarter for the past two years. In addition, cost-saving programs and organizational strategies have been implemented that will produce benefits in the medium to longer term, and still others are being initiated that will produce immediate benefits.

Decentralization has driven many of these strategies. Although some moves have involved short-term expenditures, over the longer term they will enable us to reduce costs and more effectively respond to customer expectations. Operations management has been empowered at levels much closer to our customers, a move that speeds decision making relative to product development, sales, manufacturing, and service. RV Group managers at the motor home, travel trailer, and folding trailer division levels have additional responsibility and authority, as do the Housing Group's three regional operations.

RV sales personnel are now aligned with specific product brands rather than representing a cross-section of products. Likewise, most Housing Group sales personnel represent products from a regional plant to local retailers. This specialization has many benefits, including a deeper understanding of each product, better knowledge about the competitive products and the marketplace, and the ability to provide meaningful feedback on needed improvements to our product development teams. For the RV Group, these teams now include representatives from sales, product development, service, manufacturing, and product planning who come together often to bring their individual perspectives to the table and ultimately agree on solutions for product improvement.

Service has also been decentralized. Specialized customer service groups assist motor home, travel trailer, and folding trailer customers. The RV Group has reinstated factory service, performing more complex repairs that not all dealers have the ability to perform, offering service training for dealer technicians, and reducing costs by better controlling charges for parts and labor. In addition, with service closely connected to the plants, any manufacturing problems can be readily communicated to the production team and resolved promptly and effectively. The Housing Group moved to plant-based service early in the year, and costs for service and warranty have trended downward: fourth quarter charges were $3 million less than those in the first quarter, and we expect to see further improvement. We believe that the RV Group will be able to reap similar benefits.

We are determined to further ingrain cost-consciousness as an integral part of our culture, without sacrificing investments in product, facilities, and infrastructure. When purchasing materials, our size often allows us to benefit from volume discounts, which provide a substantial competitive advantage. We have reduced headcount at all levels—executive, management, staff, and manufacturing—to 11,500 people, down from 12,500 at this time last year. Management compensation is now more highly leveraged, as 90 percent of

"By empowering regional leadership, focusing our personnel, and reestablishing product differentiation, we have dramatically improved our Company's financial performance and market position."



2007 REVOLUTION LE

short-term bonus compensation is tied to operating unit financial performance.

DEVELOPING DISTINCTIVE, MARKETABLE PRODUCTS

We strive to develop products that target areas of greatest sales and profit potential within our industries. For each product and price niche, it is our intention to participate in the broadest part of the market. When we analyzed our product mix based on this objective, we found overlapping products and products that were on the fringes of some price points. This was especially true in travel trailers and motor homes, where we have repositioned many of our brands to better compete with other manufacturers and mitigate competition within our own product lines.

Historically, our RVs have had distinct "personalities," which in some cases had become confused or lost. To remedy this issue, we are reestablishing what differentiates one product line from another, so that our customers can more easily identify the product that suits their lifestyles and tastes. This differentiation also helps our dealers sell a product line more profitably against other dealers in the same market area who have a similar product, but a different target audience. Our new products in all segments are better positioned for the current market, with a focus on lighter-weight construction, improved fuel efficiency, and increased affordability.

We have long prided ourselves on the functionality of our products. For example, in motor homes, our full-wall slide-out technology provides the opportunity to use floor plan space in new and more efficient ways. We are capitalizing on this and our best-in-class full-body paint capability by offering these features on additional products.

In the Housing Group, targeting areas of greatest sales and profit potential manifests itself in a different way. Previously, we developed a national product that provided manufactured housing communities, in particular, with consistent housing options for their nationwide operations. These products, however, were not sufficiently responsive to regional differences in housing preferences across the country. To remedy this, we have moved housing design responsibility to our three regions. Now, in addition to providing national floor plans and décors, we provide numerous regional or even local variations.

YIELDING ENCOURAGING, IMPROVED RESULTS

Our plan has resulted in financial progress in both our operations and our capital structure. We reduced operating costs by $33.1 million during fiscal 2006. Comparing the past two fiscal years on a quarter-by-quarter basis provides an encouraging contrast: results deteriorated throughout 2005, but generally improved each quarter in 2006 as we implemented our restructuring initiatives.

For the full year, consolidated revenues from continuing operations increased 2 percent in fiscal 2006 to $2.43 billion from $2.37 billion. Fleetwood's loss from continuing operations narrowed sharply to $6.1 million from $72.6 million in fiscal 2005. The net loss for fiscal 2006 also was reduced significantly to $28.4 million from a net loss of $161.5 million in the prior year.

RV sales declined 3 percent from 2005 to $1.61 billion from $1.66 billion. The RV Group ended the year slightly above breakeven with $0.2 million in operating income, which represented substantial progress from the operating loss of $39.2 million in fiscal 2005. Our Housing Group revenues for fiscal 2006 rose 1 percent to $795.6 million from $785.5 million in the prior year, and the segment earned $38.8 million in operating income, six times the income of $6.4 million in fiscal 2005.

We have focused our attention and resources on progressing toward consistent, sustainable profitability. We showed marked improvement during the year for many reasons. Most notably, we better controlled RV finished goods inventories, which resulted in fewer, more targeted sales incentives compared to the prior year; we improved labor efficiencies and reduced selling expenses and service and warranty costs, particularly in the Housing Group; and both groups benefited from the revenue and earnings boost provided by producing emergency shelter units for disaster relief.



In response to the hurricanes in the Gulf Coast region, our travel trailer division produced 10,600 emergency living units (ELUs) and our Housing Group produced 3,000 houses. All were built to FEMA specifications. These products were designed as temporary shelter and therefore cause little or no market overhang. The majority of the $210 million FEMA order was completed during our third quarter, which allowed us to turn in best-ever results for that seasonally slow quarter.

Our traditional markets remained predictably slow in the third quarter due to winter weather and the holidays. Our fourth quarter is usually positively influenced by the spring selling season, although this year the normal seasonal bounce was subdued. Motor home sales were particularly affected by an apparent softness in consumer confidence, most likely stemming from volatile fuel prices and rising interest rates, as well as dealers' desire to moderate inventory levels in this period of uncertainty.

Manufactured housing sales were also slow during the latter part of fiscal 2006, and in Fleetwood's case, the year-over-year comparisons were particularly disappointing. Two primary factors contributed to the decline. First, in divesting our retail operations, we sold our largest customer. Subsequently, 50 of the 135 stores were closed, and inventory at the remaining locations was reduced. Our relationship with this dealer organization remains strong, but we need to replace many of the closed retail operations with new independent retailers. Secondly, we had enjoyed a substantial share of business among large national manufactured housing community operators, where volume was unusually high during calendar 2005. This business did not materialize this year.

Early in fiscal 2006, we consolidated two manufactured housing plants where we had excess capacity: one in Texas and one in Georgia. We later added two manufacturing locations. A leased plant in Perris, California, is building homes for the Southern California, Nevada, and Arizona markets. We also reopened our Edgerton, Ohio, travel trailer plant and rehired many of the experienced people who previously worked at that facility, providing for a very quick and efficient start up.

SUBSTANTIALLY IMPROVING OUR BALANCE SHEET

Our balance sheet was significantly strengthened during the year by the progress in our operations; the disposition of FRC, HomeOne, and four idle facilities; and a private placement of shares of our common stock. We raised $66 million in that equity offering in November 2005, allowing us to pay $58.8 million in accrued interest, which had been deferred for 17 quarters, on our 6% convertible trust preferred securities (CTPS). Our total debt, including accrued interest, declined by $158.5 million from the end of fiscal 2005. At the end of fiscal 2006, overall short-term borrowings under the credit facility were a modest $2.5 million, versus $55 million at the end of the prior year. Cash and marketable securities grew by $100 million over the same period to $146 million, inventories decreased by $56 million, and shareholders' equity increased by $45 million. Subsequent to the end of the year, the Company purchased $50 million in par value of the 6% CTPS for $31 million, which, after deferred costs and taxes, boosted shareholders' equity by approximately $15 million.

As of the beginning of fiscal 2007, the Company has a net operating loss carryforward of $287 million, which can be applied to future profits to reduce Federal income taxes and benefit our recovery.







PLANNING FOR FUTURE PROSPERITY

Our outlook for fiscal 2007 is clouded somewhat by recent manufactured housing and RV market trends. Traditional markets have not been as robust as we had hoped they would be at this stage of our recovery. We continue to work on strengthening our balance sheet and reducing our cost structure. Even in a slow market, we intend to increase market share, more effectively manage capacity utilization, and enhance operating margins. We are also developing additional products to fill the current demand for more efficient and affordable RVs and we are exploring additional opportunities in the modular housing business.

We believe that demand for affordable, quality manufactured homes has only been sidetracked by a difficult financing environment, combined with relatively lax requirements for site-built lending and a steady supply of apartments at reasonable rates. All, or any, of these factors may change in the not-too-distant future, which would improve our affordability advantage. We are also confident that we will participate in the rebuilding effort in the Gulf Coast area once the current obstacles are cleared away. Debris, pending insurance claims, and delays in government decisions on building requirements are all holding up the Gulf Coast reconstruction. Manufactured housing has long been a well-accepted permanent housing choice in the Southeast, and factory-built homes are likely to be one of the few practical solutions to the sheer number of homes that need to be replaced.

Thus far in the current calendar year, motor home sales have been disappointing due to consumer concerns about interest rates and fuel prices. We have reason to believe that this is a temporary situation, as demographic trends and consumer studies continue to point to robust sales for years to come. We are using this lull in the market to ensure that we're ready with solid products for the resurgence. Early reaction to new products and indications that our shipment market share is increasing suggest that we are on the right track.

Because our RV dealer inventories remain at reasonable levels, an increase in retail sales would quickly manifest itself in increased demand at the wholesale level. A new motor home may be the epitome of discretionary spending–it's a purchase that is easily delayed but seldom abandoned. Over the years, we've seen sales dip in times of uncertainty, only to sharply rebound when circumstances stabilize. Independent studies show that interest in RVs is stronger than ever, just as baby boomers are surging into the prime age range for RV use. We are also encouraged by the interest in RVs shown by young families.

CONFIDENTLY EFFECTING CHANGE

We are determined to improve our revenues by participating in new markets as well as existing markets with increasing demand, and growing our market share in both of our industries. We intend to continue to enhance our margins by means of better capacity utilization, a lower cost structure, improved product engineering, reduced warranty costs, and more effective sales and marketing.

These are exciting as well as challenging times to be at Fleetwood. I hope that, as an existing or potential shareholder, you can also sense the excitement. We appreciate your patience as we effect Fleetwood's turnaround. I also thank our associates, our dealers, the hundreds of thousands of Fleetwood owners, our suppliers, and our lenders for their support and belief in the Company–all of which are essential to our success.

ELDEN L. SMITH
President and CEO



MARKET SHARE LEADERS

ALL RVs (Motor Homes and Towables)

THOR	25.2%
FOREST RIVER	14.2%
FLEETWOOD	12.5%
JAYCO	8.0%
MONACO	5.9%
COACHMEN	4.9%
WINNEBAGO	3.2%

Source: *Statistical Surveys Inc., Year-End 2005 Statistics*

BUILDING PEOPLE'S ENJOYMENT

Recreational vehicles are built for fun and convenience from the inside out.

Fleetwood produces some of the best-selling RVs in North America. Much of this popularity is due to the value we bring to our customers, no matter which of our many products they choose. And, with our wide range of styles, sizes, and prices, there is a Fleetwood RV that will accommodate each customer's lifestyle.

The major RV categories are motor homes, travel trailers, and folding trailers. We design and manufacture the driving compartment and the living area in Class A motor homes, which are built on medium-duty truck chassis with either gas or diesel engines. The generally smaller Class C motor homes start with a cut-away van-type chassis, on which we build a living area with access to the existing driver's compartment.



Travel trailers are designed to be towed by pickup trucks, vans, or other tow vehicles. We build both conventional styles and fifth-wheel units.

A separate category of towable RV is the smaller folding trailer, where we dominate the industry.

RVs allow people to enjoy their favorite pastimes—which might include traveling, fishing, attending sporting events, bird-watching, or camping—in comfort. Americans continue to discover the freedom of using an RV and the special family times that naturally come along for the ride.


EQUIP.
DUAL 23" FRONT
AND 32" BEDROOM
FLAT PANEL
TV PACKAGE

"We develop RVs in a wide range of styles that allow people to enjoy their favorite pastimes in comfort."

MARKET SHARE LEADERS

ALL MOTOR HOMES (Class A, Class C)


WINNEBAGO 17.9%
FLEETWOOD 17.5%
MONACO 12.9%
THOR 12.5%
COACHMEN 9.5%

MOTOR HOMES: Class A Only (Diesel & Gas)


FLEETWOOD 20.3%
MONACO 18.0%
WINNEBAGO 16.4%
THOR 9.7%
COACHMEN 7.9%

TRAVEL TRAILERS (Conventional and Fifth Wheel)


THOR 30.8%
FOREST RIVER 16.2%
JAYCO 8.8%
FLEETWOOD 8.7%
MONACO 4.9%

FOLDING TRAILERS


FLEETWOOD 38.0%
FOREST RIVER 17.3%
STARCRAFT 11.7%
JAYCO 11.5%
COACHMEN 9.9%

***Source:** Statistical Surveys Inc., Year-End 2005 Statistics*

ANTICIPATING INCREASING DEMAND

The RV industry has enjoyed some excellent years of late, and we believe that there are many more to follow. In calendar year 2005, the RV industry recorded its fourth consecutive year of shipment growth: manufacturers shipped 384,400 units with a total value of $11.5 billion.

According to independent studies sponsored by the Recreation Vehicle Industry Association, a strong upward trend in overall RV sales is expected to continue at least throughout this decade, based on demographic data and surveys on consumer sentiment regarding future RV use.

Conventional travel trailers provided most of the increase in 2005, with many having been utilized as emergency shelter in the Gulf Coast. In fact, during the year, the percentage of towables to motor homes shifted for the first time in 10 years—84 percent of all RV shipments were towables, up from a consistent 80 percent.

Recent instability in fuel prices and rising interest rates have caused hesitancy on the part of some prospective RV customers, particularly in the motor home segment. Our experience with past industry cycles suggests that a market slump such as this will give rise to pent-up demand that ultimately will convert to increased sales once fuel prices stabilize.

WEATHERING MARKET CHALLENGES

Fuel prices, interest rates, and other industry factors impacted Fleetwood's entire 2006 fiscal year. Our sales were $1.61 billion in fiscal 2006, off 3 percent compared with the prior year, and the Group operated just slightly above breakeven. Although all of our competitors faced these same challenges, some fared better than others, particularly those that have been better represented in travel trailers and in entry-level segments. Our market share is strongest in the Class A motor home industry segment, which had sharply declining shipments throughout the period, and in folding trailers, which experienced the third consecutive down year in 2005.

LEVERAGING PRODUCT INNOVATION

While Fleetwood's market share held steady at 17.5 percent, our motor home division, which is heavily weighted toward the larger Class A models, experienced an 11 percent sales decline from the prior year.

The division introduced its patent-pending full-wall slide technology in three of its diesel coaches—Discovery, Providence, and Excursion—during the year. The full-wall slide eliminates the "bottle-neck" that is common in the interior of motor homes with multiple slide-outs. Since their introduction, the new floor plans have accounted for 30 percent of the sales of those diesel models, and more than 35 percent of the high-end gasoline-powered Pace Arrow. Other diesel and gasoline products will be introduced with this popular enhancement soon.

We celebrated the 20th anniversary of the Bounder with a special edition of the "motor home that really works," which led to improved market share in this, one of our best-selling brands. At the same time, we're just beginning to leverage our full-body



2007 AMERICAN TRADITION

paint capacity over a broader array of products, which gives us an advantage over our competition. The early-summer launch of the new LX editions of our entry-level Terra and Fiesta was well timed, as low-end gasoline products are currently outperforming high-end units. Terra and Fiesta have already gained market share year to date, and we've now added full-body paint and pass-through storage at very competitive prices.

FILLING SPECIFIC CONSUMER NEEDS

Our travel trailer division achieved a sharp improvement in results in fiscal 2006, fueled by a refocused team, new product launches, and our participation in the Gulf Coast disaster relief efforts. Sales improved 15 percent over the prior year, which led to a $42 million improvement in operating results.

Fleetwood built more than 10,000 emergency living units (ELUs) in response to the devastating hurricanes. This production occurred during parts of the second and fourth fiscal quarters and the entire third quarter, providing additional volume and profitability. The efficiencies associated with the production of a large number of nearly identical units for FEMA reinforced our view that we need to continue to simplify the product mix at each of our travel trailer plants. In recent years, an overly complex product mix has resulted in inefficient operations and relatively high warranty costs. A plant in Edgerton, Ohio, was reopened in February, initially to build ELUs and subsequently to assume the manufacture of certain products from two neighboring plants so that all three plants could more efficiently build a focused lineup of products.



2007 NITROUS HYPERLITE

In the past, the prices of many of our models missed their market niche. Since late April, we have been introducing our new 2007 travel trailers, which are designed specifically to address the price/value issue.

Lightweight and "toy hauler" products are currently the fastest growing niches in travel trailers. Fleetwood introduced several products early in the '07 model year to compete in these market segments. The all-new "ultra-light" Pegasus and Orbit models start at less than 3,000 pounds, and each is available in 11 different floor plans. We also have two new toy hauler lines, the lightweight Nitrous and entry-level RedLine, both of which have many of the same features as our popular GearBox models. We paid special attention to the flooring and ramp construction to support heavy loads, and the available décors appeal to a wide range of tastes and uses.

GAINING POSITIVE MARKET RECOGNITION

Our folding trailer division builds affordable RVs for an important entry-level niche. Over the past few years, however, this division has faced some difficult operational and financial hurdles, including a severe market contraction. Since early in the 2006 calendar year, however, the folding trailer market has shown signs of recovery, and by May shipments were up almost 11 percent year over year. At the same time, Fleetwood's retail market share increased to 45.4 percent in the first calendar quarter from 41.1 percent in the comparable quarter of the prior year. The division narrowed its operating loss and is successfully working to reduce its labor and administrative costs and improve its warranty experience.

Meanwhile, our folding trailer products continue to see broad acceptance from customers and industry experts. The 2006 Highlander Niagara and Sequoia folding trailers were selected as "Best Buys" in the May/June issue of *Consumer Digest* magazine. According to the publication, the 2006 Highlander Series led the pack when its equipment, durability, and price point were compared to similar models in the folding trailer segment.

MARKET SHARE LEADERS

ALL MANUFACTURED HOUSING


CLAYTON 21.2%
FLEETWOOD 18.7%
CHAMPION 13.6%
SKYLINE 5.4%
PALM HARBOR 5.3%

Source: *Statistical Surveys Inc., Year-End 2005 Statistics*



DELIVERING EFFECTIVE HOMEOWNERSHIP SOLUTIONS

The manufactured housing industry provides homes conveniently, affordably, and efficiently. The advantages, in fact, are compelling. A manufactured home that is comparable in size and quality to a site-built house can be purchased for 10 to 35 percent less, and be ready for occupancy in about half the time.

Fleetwood homes range from approximately 500 to 3,400 square feet, and are designed to fit into almost any price range and any neighborhood. An array of creative floor plans provide comfort and style for individuals and families of all types.



While outside factors in recent years have reduced the economic advantage of manufactured housing by increasing the cost and restricting the availability of financing, recent macro trends are expected to ease the financing situation and result in an improved competitive position.

The manufactured housing industry competes with apartments as well as site-built housing, and it appears that rents are increasing at the same time that some of the liberal underwriting criteria and loan terms offered by site-built lenders are being restrained. Both of these trends may cause consumers to take another look at manufactured housing as an attractive alternative. In addition, we believe that factory-built housing is the most viable solution for rebuilding the Gulf Coast, once the roadblocks to reconstruction in that region are overcome.



"Giving more autonomy to our local operations allows us to better serve our customers with affordable housing that fits the style and needs of their geographic area."

MARKET SHARE LEADERS

SINGLE-SECTION MANUFACTURED HOUSING

CLAYTON	28.5%
FLEETWOOD	20.7%
CHAMPION	9.9%
SOUTHERN ENERGY	4.1%
GILES	3.6%

MULTI-SECTION MANUFACTURED HOUSING

CLAYTON	18.7%
FLEETWOOD	18.1%
CHAMPION	14.8%
PALM HARBOR	6.7%
SKYLINE	6.1%

Source: *Statistical Surveys Inc., Year-End 2005 Statistics*



MEETING AMERICA'S NEED FOR AFFORDABLE HOUSING

The manufactured housing industry shipped 146,744 homes in 2005, a 12 percent improvement over the prior year. This increase was driven by the delivery of approximately 21,000 houses built to government specifications to assist the victims of Hurricanes Katrina and Rita. In 2004, 130,802 houses were shipped, including about 4,000 FEMA houses. All in all, when the industry's efforts to provide temporary housing are taken into consideration, shipments have essentially remained at or near 40-year lows for the past three years.

The manufactured housing industry has provided affordable housing to American families for decades. In the 1920s, factory-built trailers were often used to meet temporary housing needs. Housing shortages after World War II led to families using this inexpensive housing, which could be relocated if new job opportunities were found.

Fleetwood began making "house trailers" in 1950 and, as the industry matured, so have our products. The Department of Housing and Urban Development introduced national building standards and a federal oversight program in 1976, creating manufactured housing as it is defined today. Fleetwood homes boast high standards of quality, safety, durability, functionality, and appearance.

According to the U.S. Census Bureau, there were 8.8 million manufactured homes in 2000, representing almost 8 percent of all housing. This growth occurred as potential homeowners discovered that manufactured homes offered improved quality, design, and available features, while retaining their significant price advantage. During the 1990s, financing terms became increasingly attractive. Regrettably, that trend was carried to an extreme, and undisciplined lending practices prevalent in the late 1990s led to a high incidence of borrower defaults and repossessions. As a consequence, lenders retreated from our industry.

Over the past three years, the default rate has fallen and the inventory of repossessed homes has declined significantly. These factors appear to have contributed to the stabilization of annual shipments. We are beginning to see signs of an increase in lending activity—an effort led by local and regional lenders as well as some national finance companies—and are optimistic that additional financing resources for our customers, at a reasonable cost, would result in a significant improvement in industry volume. Affordable, quality housing is scarce in the United States, and yet in high demand; Fleetwood is in an excellent position to provide it.

INCREASING EFFICIENCY AND CUSTOMER SATISFACTION

Our Housing Group generated $795.6 million in revenues, a 1 percent increase over the prior year, when revenues were $785.5 million. Operating income improved more than sixfold from $6.4 million in fiscal 2005 to $38.8 million in fiscal 2006.

For the most part, Fleetwood Homes operates locally, with three regional offices having a high level of autonomy. This allows regional and local plant teams to design homes that fit the style and needs of residents within their geographic area and to provide plant-based sales and service. Regional authority also means that decisions affecting our associates, dealers, and consumers are made quickly.





More local autonomy allows us to create homes that are suited to our customers' geographic style and needs.

Our customer satisfaction ratings have improved over the last year, which we believe is attributable to the increase in local and regional autonomy. Fleetwood sought improved efficiencies by implementing centralized service in the Housing Group a few years ago, but any advantages were overshadowed by higher indirect costs and a loss of communication between the people servicing the product and those manufacturing it. With that direct communication reinstated, any recurring problems can be dealt with much more quickly. In addition, more efficient service management and elimination of the centralized call centers have already produced cost savings. Finally, the strict discipline of an objective, visual quality inspection of each completed home before shipment has been extremely effective in reducing warranty claims. As a result of these initiatives, service and warranty costs have declined steadily each quarter throughout the fiscal year.

The sales organization has also been reorganized to encompass plant-based teams that sell the homes that are built by their plant. Consequently, salespeople have better firsthand knowledge about the floor plans, features, and options that they represent.

We are working diligently to replace the volume that was lost following the sale of Fleetwood Retail Corp. (FRC), our largest customer. At the time of the sale, FRC handled about 16 percent of all Fleetwood retail sales, a portion of which has been lost as a result of the closure by the buyer of some of our former stores. In addition, year-over-year sales comparisons have been adversely affected by a drop-off in the purchase activity of a few sizeable community operators. Over the past couple of years, Fleetwood sold nearly 10 percent of its home production to community operators. This year, management changes and revised business plans at those companies have caused them to reduce their purchases significantly.

OFFERING TEMPORARY AND PERMANENT HOUSING SOLUTIONS

The Housing Group participated in providing housing units for people displaced by the hurricanes in the Gulf Coast. Manufactured housing is well-suited for this purpose because the industry can gear up quickly to provide large quantities of nearly identical homes. A consequence of this effort, however, was that images of these homes were widely broadcast and frequently printed in the media, raising a concern that a portion of the public may now equate a "manufactured house" to this relatively spartan and unattractive temporary housing, rather than to the reality of a modern manufactured home.

Fleetwood is working with the industry to combat this misconception, and we have had two successful housing shows in the Gulf Coast region. We are convinced that factory-built housing is the best solution for the massive rebuilding effort needed in the area and we are actively communicating with the government, local municipalities, developers, media, and consumers to ensure that the public is educated about the advantages and attractiveness of manufactured and modular housing.

Meanwhile, we continue to work with our dealer network to provide affordable housing to American families of all ages and sizes. In recent years, Fleetwood has also successfully marketed manufactured homes to the military and municipalities. Military housing includes barracks or other on-base housing projects, while municipal work includes urban infill. For example, we worked with the City of Bellflower in Southern California to turn a blighted trailer park into an attractive community of two-story, 1,125-square-foot homes.



FISCAL YEARS ENDED APRIL (DOLLARS [EXCEPT PER SHARE AMOUNTS] AND SHARES OUTSTANDING ARE IN THOUSANDS)	2006	2005	2004
SUMMARY OF OPERATIONS:			
Sales	$2,432,400	$2,374,712	$2,360,606
Gross profit	422,692	395,230	417,459
Operating expenses	387,133	420,187	343,246
Other, net[1]	6,054	18,581	(4,656)
Operating income (loss)	29,505	(43,538)	78,869
Income (loss) from continuing operations	(6,065)	(72,577)	17,358
Net income (loss)	(28,437)	(161,459)	(22,261)
Earnings (loss) from continuing operations per share – diluted	(0.10)	(1.31)	0.44
Earnings (loss) from discontinued operations per share – diluted	(0.38)	(1.61)	(1.01)
Earnings (loss) per share – diluted	(0.48)	(2.92)	(0.57)
FINANCIAL POSITION:			
Total assets	$ 862,035	$1,010,247	$1,075,709
Property, plant and equipment, net	217,458	232,125	229,638
Long-term debt	123,199	108,946	102,159
Convertible subordinated debentures	210,142	210,142	272,791
Shareholders' equity	170,945	125,456	246,282
Book value per share – diluted	2.87	2.27	6.26
OTHER STATISTICS:			
Gross profit percentage	17.4%	16.6%	17.7%
Depreciation[2]	$ 23,206	$ 22,158	$ 18,963
Capital expenditures[2]	15,842	33,724	26,017
Dividends declared	–	–	–
Dividends declared per common share	–	–	–
Weighted average common shares – diluted	59,506	55,332	39,342
Market price per share:			
– High	$ 13.69	$ 16.14	$ 16.06
– Low	7.33	7.81	4.83
– Close	9.40	8.14	15.62

(1) Includes goodwill impairment charges of $165.9 million in fiscal 2001.
(2) Depreciation and capital expenditures as shown are for continuing operations only.

2003	2002	2001	2000	1999	1998	1997
$2,070,957	$1,952,285	$1,978,559	$3,177,639	$3,223,210	$3,121,278	$2,945,777
374,098	388,239	385,012	659,777	656,267	572,362	519,768
343,942	393,674	414,830	501,446	470,808	402,017	380,209
4,779	19,650	200,286	(979)	649	285	772
25,377	(25,049)	(230,104)	159,310	184,810	170,060	138,787
(16,857)	(92,714)	(184,441)	90,433	108,584	108,695	90,052
(70,739)	(161,928)	(283,990)	83,494	107,121	108,545	124,830
(0.47)	(1.87)	(5.97)	2.59	2.98	3.01	2.30
(1.50)	(2.03)	(2.70)	(0.18)	(0.04)	–	0.89
(1.97)	(3.90)	(8.67)	2.41	2.94	3.01	3.19
$ 954,094	$1,015,700	$1,135,753	$1,545,585	$1,540,076	$1,138,372	$ 871,547
222,271	229,006	249,272	266,526	269,093	275,886	278,331
2,357	8,741	3,676	80,000	55,000	55,000	55,000
403,905	403,905	296,392	296,392	296,392	296,392	–
110,968	174,743	286,148	584,805	586,703	376,026	443,095
3.09	5.15	8.74	14.92	14.61	10.18	11.31
18.1%	19.2%	19.5%	20.8%	20.4%	18.3%	17.6%
$ 20,841	$ 22,360	$ 22,532	$ 24,992	$ 26,063	$ 27,538	$ 25,581
19,075	17,788	20,887	18,936	30,382	37,809	56,184
–	2,621	15,059	24,957	24,672	23,744	24,408
–	0.08	0.46	0.76	0.72	0.68	0.64
35,869	33,942	32,755	39,194	40,171	36,933	39,162
$ 11.22	$ 17.25	$ 16.00	$ 29.25	$ 46.44	$ 48.00	$ 37.25
2.37	7.60	8.10	14.00	25.00	25.13	24.13
4.98	10.74	12.34	14.63	28.19	46.13	25.13

FISCAL YEARS ENDED APRIL (DOLLARS IN THOUSANDS)	2006	2005	2004	2003	2002
OPERATING REVENUE:					
RV Group					
Motor homes	$ 976,698	$ 1,097,091	$ 1,104,624	$ 918,742	$ 716,734
Travel trailers	551,501	477,610	570,420	441,886	378,412
Folding trailers	84,018	85,181	104,189	121,967	117,758
	1,612,217	1,659,882	1,779,233	1,482,595	1,212,904
Housing Group	795,596	785,547	657,388	667,087	842,536
Supply Group	50,214	57,020	41,120	37,178	34,032
Intercompany sales	(25,627)	(127,737)	(117,135)	(115,903)	(137,187)
	$2,432,400	$2,374,712	$2,360,606	$2,070,957	$1,952,285
OPERATING INCOME (LOSS):					
RV Group	$ 216	$ (39,169)	$ 58,146	$ 35,355	$ (36,837)
Housing Group	38,818	6,387	5,440	(13,479)	17,172
Supply Group	2,244	3,816	6,065	2,079	8,868
Corporate and other	(11,773)	(14,572)	9,218	1,422	(14,252)
	$ 29,505	$ (43,538)	$ 78,869	$ 25,377	$ (25,049)
UNITS SOLD:					
RV Group					
Motor homes	9,074	10,566	11,203	9,935	8,366
Travel trailers[1]	34,425	28,927	34,351	30,016	27,263
Folding trailers	11,075	11,253	14,543	17,118	17,946
	54,574	50,746	60,097	57,069	53,575
Housing Group					
Single-section	8,145	7,524	4,627	4,203	6,863
Multi-section	14,536	16,438	16,232	17,973	23,193
	22,681	23,962	20,859	22,176	30,056
Less intercompany[2]	(673)	(3,486)	(3,414)	(3,790)	(4,886)
	22,008	20,476	17,445	18,386	25,170
Retail					
Single-section	359	1,079	1,164	916	1,903
Multi-section	1,034	3,078	3,563	4,088	5,835
	1,393	4,157	4,727	5,004	7,738

(1) Includes sales of slide-in truck camper units in fiscal 2002 and 2003.
(2) Units sold by the Housing Group to the retail business, which was sold in fiscal 2006.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Fleetwood is one of the nation's leaders in producing both recreational vehicles and manufactured housing. The RV Group sold 54,574 and 50,746 recreational vehicles in fiscal 2006 and 2005, respectively. In calendar 2005, we had a 12.5 percent share of the overall recreational vehicle retail market, consisting of a 17.5 percent share of the motor home market, an 8.7 percent share of the travel trailer market and a 38 percent share of the folding trailer market. The Housing Group produced and shipped 22,681 and 23,962 manufactured homes in fiscal 2006 and 2005, respectively, and was the second largest producer of HUD-Code homes in the United States in terms of units sold, including intercompany sales. The Supply Group operates three supply companies that provide components for our manufactured housing and recreational vehicle operations, while also generating outside sales.

Our business began in 1950 producing travel trailers and quickly evolved to what are now termed manufactured homes. We re-entered the recreational vehicle business with the acquisition of a travel trailer operation in 1964. Our manufacturing activities are conducted in 16 states within the U.S., and to a much lesser extent in Canada. We distribute our manufactured products primarily through a network of independent dealers throughout the United States and Canada. In fiscal 1999, we entered the manufactured housing retail business through a combination of acquisitions and internal development of new retail sales centers. We later established a financial services subsidiary to provide finance and insurance products to customers of the retail operation. In March 2005, we announced our intention to sell the retail and finance businesses so that we could focus on our core businesses of RV and housing manufacturing and in July and August 2005, the majority of the assets of these businesses were sold. The retail and finance businesses are presented as discontinued operations throughout this annual report.

Critical Accounting Policies

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles. This requires us to make estimates and assumptions that affect the amounts reported in the financial statements and notes. We evaluate these estimates and assumptions on an ongoing basis and use historical experience factors and various other assumptions that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates under different assumptions or conditions.

The following is a list of the accounting policies that we believe reflect our more significant judgments and estimates, and that could potentially result in materially different results under different assumptions and conditions.

Revenue Recognition

Revenue for manufacturing operations is generally recorded when all of the following conditions have been met:

- an order for a product has been received from a dealer;
- written or oral approval for payment has been received from the dealer's flooring institution;
- a common carrier signs the delivery ticket accepting responsibility for the product as agent for the dealer; and
- the product is removed from Fleetwood's property for delivery to the dealer who placed the order.

Most manufacturing sales are made on cash terms, with most dealers financing their purchases under flooring arrangements with banks or finance companies. Products are not ordinarily sold on consignment, dealers do not ordinarily have the right to return products, and dealers are typically responsible for interest costs to floorplan lenders. On average, we receive payments from floorplan lenders on products sold to dealers within 15 days of the invoice date.

Warranty

We typically provide customers of our products with a one-year warranty covering defects in material or workmanship with longer warranties on certain structural components. We record a liability based on our best estimate of the amounts necessary to resolve future and existing claims on products sold as of the balance sheet date. Factors we use in estimating the warranty liability include a history of units sold to customers, the average cost incurred to repair a unit and a profile of the distribution of warranty expenditures over the warranty period. A significant increase in dealer shop rates, the cost of parts or the frequency of claims could have a material adverse impact on our operating results for the period or periods in which such claims or additional costs materialize.

Insurance Reserves

Generally, we are self-insured for health benefits, workers' compensation, products liability and personal injury insurance. Under these plans, liabilities are recognized for claims incurred (including those incurred but not reported), changes in the reserves related to prior claims and an administration fee. At the time a claim is filed, a liability is estimated to settle the claim. The liability for workers' compensation claims is guided by state statute. Factors considered in establishing the estimated liability for products liability and personal injury claims are the nature of the claim, the geographical region in which the claim originated, loss history, severity of the claim, the professional judgment of our legal counsel, and inflation. Any material change in these factors could have an adverse impact on our operating results. We maintain excess liability insurance with outside insurance carriers to minimize our risks related to catastrophic claims.

Deferred Taxes

Deferred tax assets and liabilities are determined based on temporary differences between income and expenses reported for financial reporting and tax reporting. We are required to record a valuation allowance to reduce our net deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we historically had considered relevant positive and negative evidence, including scheduled reversals of deferred tax liabilities, prudent and feasible tax planning strategies, projected future taxable income and recent financial performance. Since we have had cumulative losses in recent years, the accounting guidance suggests that we should not look to future earnings to support the realizability of the net deferred tax asset. Beginning in fiscal 2003, we concluded that a partial valuation allowance against our deferred tax asset was appropriate. At April 30, 2006, as part of our periodic assessments of the adequacy of the valuation allowance, the Company determined that the estimated benefits from available tax strategies were sufficient to support a deferred tax asset of $69.1 million and during fiscal 2006 recorded a net adjustment to the valuation allowance of $5.7 million with a corresponding charge to the provision for income taxes. The primary reason for this reduction was an increase, during the first quarter, in the market value of our convertible trust preferred securities of Fleetwood Capital Trust. At that time, improved expectations of the Company's outlook, the announcement of a proposed exchange offer transaction relating to the convertible trust preferred securities and some upward movement in our stock price contributed to a lower discount from par value and diminished the magnitude of unrealized taxable gains in these securities. This was partially offset by a fourth quarter increase in unrealized taxable gains on real estate holdings. The remaining book value of the net deferred tax asset was supported by the availability of various tax strategies, which, if executed, were expected to generate sufficient taxable income to realize the book value of the remaining asset. We continue to believe that the combination of relevant positive and negative factors will enable us to realize the full value of the deferred tax assets; however, it is possible that the extent and availability of tax planning strategies will change over time and impact this evaluation. If, after future assessments of the realizability of our deferred tax assets, we determine that further adjustment is required, we will record the provision or benefit in the period of such determination.

Legal Proceedings

We are regularly involved in legal proceedings in the ordinary course of our business. Because of the uncertainties related to the outcome of the litigation and range of loss on cases other than breach of warranty, we are generally unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. In other cases, including products liability and personal injury cases, we prepare estimates based on historical experience, the professional judgment of our legal counsel, and other assumptions that we believe are reasonable. As additional information becomes available, we reassess the potential liability related to pending litigation and revise our estimates. Such revisions and any actual liability that greatly exceeds our estimates could materially impact our results of operations and financial position.

Repurchase Commitments

Producers of recreational vehicles and manufactured housing customarily enter into repurchase agreements with lending institutions that provide wholesale floorplan financing to independent dealers. The Company's agreements generally provide that, in the event of a default by a dealer in its obligation to these credit sources, Fleetwood will repurchase product. With most repurchase agreements, our obligation ceases when the amount for which we are contingently liable to the lending institution has been outstanding for more than 12, 18 or 24 months, depending on the terms of the agreement. The contingent liability under these agreements approximates the outstanding principal balance owed by the dealer for units subject to the repurchase agreement less any scheduled principal payments waived by the lender. Although the maximum potential contingent repurchase liability approximated $180 million for inventory at manufactured housing dealers and $383 million for inventory at RV dealers as of April 30, 2006, the risk of loss is reduced by the potential resale value of any products that are subject to repurchase, and is spread over numerous dealers and financial institutions. The gross repurchase obligation will vary depending on the season and the level of dealer inventories. Typically, the fiscal third quarter repurchase obligation will be greater than other periods due to high dealer inventories. The RV repurchase obligation is greater than the manufactured housing obligation due to motor homes having a higher average selling price per unit and dealers holding more units in inventory. Past losses under these agreements have not been significant and lender repurchase demands have been funded out of working capital. In the past three fiscal years we have had the following repurchase activity:

	2006	2005	2004
	(Dollars in millions)		
Units	66	174	177
Repurchase amount	$ 2.1	$ 6.3	$ 3.7
Loss recognized	$ 0.4	$ 1.2	$ 0.6

Business Outlook

Industry motor home sales slowed considerably in calendar 2005 from 2004's record pace. However, it is anticipated that industry motor home shipments will post a much smaller decline in 2006 compared to 2005, with most of the continued weakness in the Class A segment. We believe that sales are being adversely affected by concerns about rising interest rates, volatile fuel prices and diminished home equity financings. For the calendar year through April, industry motor home retail sales were down 15.1 percent while we were down 20.4 percent. Our slight market share erosion is primarily concentrated in the Class C and high-line diesel segments. Our decline in Class C market share is primarily due to the fact that we do not currently participate in certain entry-level and perceived fuel-efficient product niches. As calendar 2006 continues, we expect to benefit from the recently introduced Terra/Fiesta LX low-end Class A gas product offering. In the Class C category, we are assessing potential plans for new products that could compete in the entry-level and fuel-efficient categories. Our inventories of finished goods continue to be at reasonable levels and production rates have been adjusted to support underlying retail sales.

Our travel trailer operations received an uplift from disaster relief orders throughout much of fiscal 2006, although this activity declined during the fourth quarter. Overall industry travel trailer retail sales were 1 percent higher through calendar April 2006 compared to the same period in the prior year. Our market share has deteriorated from 9.0 percent to 6.7 percent over this same period, generally as a result of less competitive product offerings and erosion in dealer confidence that have caused some contraction in our shelf space on dealers' lots in certain markets.

Initiatives to reverse these trends are well underway and are expected to take effect over time. Our order backlogs for dealer business continue to be at significantly elevated levels compared to the prior year primarily due to good acceptance of new floor plans introduced late in model year 2006, early introduction of the model year 2007 Nitrous product line, the recent restructuring of the sales organization to a brand-specific focus, and, to a lesser extent, dealer inventory replenishment due to disaster relief activity. Most importantly, we are now well into our model year 2007 product launch. Our overall focus is to design each of our new products with the appropriate combination of features and benefits that will offer our customers the highest value relative to our competition. We will launch more than 40 completely new floor plans with 22 of those being fifth-wheel products, the market segment where we have the lowest market share. In addition, we will introduce 11 new brand extensions that target specific industry market segments that will help us participate in a broader market. As the new model introductions will be spread over an extended length of time, we do not anticipate immediate improvements to our volume and market share but believe, over the ensuing year, that as the new products gain favor with dealers and retail customers, we will regain shelf space and bolster our shipments.

In anticipation of future growth as well as to reduce plant manufacturing complexities, we reopened a travel trailer plant in Edgerton, Ohio, that is now operational and successfully produced a portion of the remaining FEMA trailer order during the fourth quarter. In the longer run, the additional production line will allow us to simplify the production at two neighboring plants as each will specialize in building trailers of a specific construction type. We believe that collectively, our initiatives will be rewarded over the longer term by improved shipments, higher margins and a recovery in market share. In light of the continued slow market for motor homes, however, we are closely monitoring current market conditions for travel trailers.

Our market share in folding trailers continues to improve and through April of the current calendar year, market share has increased to 43.6 percent from 39.3 percent for the same period in the prior year due to Fleetwood's retail unit sales rising by 4.8 percent, compared to an industry decline of 5.6 percent. We continue to take significant actions to improve the cost structure and streamline manufacturing operations in the folding trailer business in response to the continued weakness in the overall industry segment. As this segment recovers, we will be well positioned to capitalize on the increased demand.

Quality processes continue to be overhauled for the entire RV business and, although improvements are already apparent in our finished products, the full financial benefits will only be realized over the longer term through lower warranty and service costs. We have renewed our focus on dealer development activities and have restructured our sales organizations to focus on individual brands and/or products in order to address the deterioration of our distribution network and help to ensure each of our products is being appropriately represented, especially travel trailers and East Coast Class C products.

Favorable demographics suggest sustainable growth will likely be realized for RVs at least through the end of the decade as baby boomers reach the age brackets that historically have accounted for the bulk of retail RV sales. Additionally, younger buyers are also becoming interested in the RV lifestyle. These conclusions receive strong support from the University of Michigan 2005 national survey of recreation vehicle owners, sponsored by the Recreation Vehicle Industry Association.

The manufactured housing market has experienced a steep decline that began in 1999 before beginning to stabilize at or near a 40-year low in 2003. Competition from repossessed homes, as well as relatively high retail interest rates, more stringent lending standards and a shortage of retail financing for manufactured housing have adversely affected the industry. Overall, the industry appears to have stabilized, but market conditions by region are mixed. Traditional manufactured housing markets, such as Texas, the Midwest and parts of the Southeast, have performed poorly in the last several years, although they too appear to have stabilized more recently. Industry shipments increased by 11.7 percent in calendar 2005, but were essentially flat excluding sales of homes that were built to FEMA specifications for disaster relief. Industry shipments of units for disaster relief in the last two months of calendar 2005 caused our market share to decline from 17.6 percent to 16.3 percent for that year. The sale of the Company's retail operations resulted in a $51 million decline in sales from fiscal 2005 to fiscal 2006. Of the 121 stores that were sold in August 2005, approximately 50 stores were immediately closed by the buyer. Sales lost as a result of closed stores totaled $34 million and sales to stores that remained open decreased by $17 million. The closure of 50 retail stores and reduced purchases by the remaining operating stores will continue to impact the Company's sales volume and market share until the closed outlets are fully replaced or augmented. We also had fewer sales this year, as compared to fiscal 2005, through non-traditional channels, primarily to national operators of manufactured home communities.

Disaster relief orders from government agencies kept plants near capacity through the end of the calendar year, but current demand in the Gulf Coast region has been lower than anticipated as residents wait for the completion of clean-up efforts, insurance reimbursements and floodplain determinations. The sale of our network of Company-owned stores, which had a high concentration in these regions, may impact our ability to participate in any upswing in these areas until we are able to fully rebuild our distribution network. Some markets in the West, typically those that were less affected by high repossession levels and retail financing losses, remain healthy, but appear to be less robust in recent months than they were previously. The outlook in remaining areas continues to be uncertain. We are encouraged, however, by the excellent reviews our new regionally designed homes are receiving from dealers and consumers alike, although dealers have been generally slow to add to inventory by stocking our new models until existing inventory is sold.

Inventories of foreclosed homes have continued to decline; however, we expect to continue to compete with sales of repossessed homes in weaker geographical areas in the near term. Lenders continue to provide manufactured housing retail financing in limited amounts and use stringent underwriting practices and higher interest rates than for a mortgage on a traditional site-built home. Availability of financing has stabilized and may even be showing some signs of modest improvement. Depending on the extent of the financing actually generated, it is anticipated that manufactured housing industry conditions should improve, albeit slowly. We will continue to pursue other opportunities to supplement our business, such as increasing emphasis on modular homes and sales to community and park operators, land developers and the military. Longer-term demand for affordable housing is expected to grow as a result of the rebuilding requirements in the Gulf States, greater numbers of baby boomers reaching retirement age and the escalating cost of site-built homes and conventional mortgage interest rates. Improvements in engineering and design continue to position manufactured homes as a viable option in meeting the demands for affordable housing in new markets, such as suburban tracts and military sites, as well as in existing markets such as rural areas and manufactured housing communities and parks.

Following the sale of our retail housing and financial services businesses during fiscal 2006, the shift in focus back to our core manufacturing operations is essentially complete. At the same time, regions and individual manufacturing facilities have been given greater autonomy regarding product and operational decisions. We believe that our current or soon to be introduced products for all areas of our business are feature-rich, innovative and price competitive. As a result, we generally expect to improve our market position over the course of the next fiscal year. Restructuring actions to date have resulted in a more cost-effective management structure with a greater emphasis on sustainable profitability. However, sluggish industry demand for motor homes and manufactured housing, combined with temporary parts shortages on some of our new travel trailer models, will place additional pressure on first quarter earnings and, as a result, we currently expect to be below breakeven at the operating income line.

Results of Operations

The following table sets forth certain statements of operations data expressed as a percentage of net sales for the periods indicated:

	Fiscal Years Ended April		
	2006	2005	2004
Net sales	100.0 %	100.0 %	100.0 %
Cost of products sold	82.6	83.4	82.3
Gross profit	17.4	16.6	17.7
Operating expenses	(15.9)	(17.7)	(14.5)
Other operating expenses, net	(0.2)	(0.8)	0.2
Operating income (loss)	1.2	(1.8)	3.3
Other income (expense)			
Investment income	0.2	0.1	0.1
Interest expense	(1.2)	(1.2)	(1.8)
Other, net	—	(0.1)	(0.1)
Income (loss) from continuing operations before income taxes	0.2	(3.0)	1.5
Provision for income taxes	(0.5)	(0.1)	(0.8)
Net income (loss) from continuing operations	(0.2)	(3.1)	0.7
Discontinued operations	(0.9)	(3.7)	(1.7)
Net loss	(1.2)%	(6.8)%	(0.9)%

Consolidated Results Fiscal Year 2006 Compared with Fiscal Year 2005

Consolidated Results:

The following table presents net loss and diluted loss per share for fiscal 2006 and 2005 (amounts in thousands, except per share data):

	Fiscal Years Ended April					
	2006		2005			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Net loss from continuing operations	$ (6,065)	(.2)%	$ (72,577)	(3.1)%	$ 66,512	91.6%
Net loss	(28,437)	(1.2)	(161,459)	(6.8)	133,022	82.4
Diluted loss per share	$ (.48)		$ (2.92)			

The substantial decrease to the net loss from continuing operations during fiscal 2006 stems primarily from improved operating results further enhanced by lower net interest expense and partially offset by an increase in non-cash tax expenses. The decrease in our net loss for this fiscal year was even more pronounced due to the sizable reduction to losses from discontinued operations following the sale of our retail and financial services business in August 2005.

Net Sales

The following table presents consolidated net sales by group for fiscal 2006 and 2005 (amounts in thousands):

	2006		2005			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
RV Group	$1,612,217	66.3 %	$1,659,882	69.9 %	$ (47,665)	(2.9)%
Housing Group	795,596	32.7	785,547	33.1	10,049	1.3
Supply Group	50,214	2.1	57,020	2.4	(6,806)	(11.9)
Intercompany sales	(25,627)	(1.1)	(127,737)	(5.4)	102,110	79.9
Net sales	$2,432,400	100.0 %	$2,374,712	100.0 %	$ 57,688	2.4 %

Consolidated net sales increased by 2.4 percent or $57.7 million. RV sales were generally weak throughout the year, although sales of travel trailers for use as emergency shelter in the Gulf Coast region provided a boost to revenues and reduced the year-over-year decline to 2.9 percent. Manufactured housing revenues increased by 1.3 percent, also assisted by the sale of units intended for use as emergency shelter, partially offset by lower sales to former Company-owned retail stores, a number of which were closed following their sale. Intercompany sales to the retail housing business, prior to its sale in August 2005, are excluded from consolidated revenues. Revenues from both the retail and financial services businesses are presented separately as part of discontinued operations.

Consolidated Net Sales, Cost of Sales and Gross Profit

The following table presents consolidated net sales, cost of sales and gross profit for fiscal 2006 and 2005 (amounts in thousands):

	2006		2005			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Net sales	$2,432,400	100.0%	$2,374,712	100.0%	$ 57,688	2.4%
Cost of sales	2,009,708	82.6	1,979,482	83.4	30,226	1.5
Gross profit	$ 422,692	17.4%	$ 395,230	16.6%	$ 27,462	6.9%

Gross profit margin increased to 17.4 percent of sales compared to 16.6 percent last year. A significant focus was placed on more effectively managing production schedules and improving plant efficiencies. The additional unit volume from the production of emergency shelter units also enabled plants to operate with higher capacity utilization, particularly those in the travel trailer business, where margins had previously been negatively impacted from producing lower volumes of a wide variety of unique products. Also, the prior year margins were impacted by inefficiencies associated with vacillating RV production rates during the second half of fiscal 2005 in order to align inventories and supply with weakening demand. Certain areas of our business continued to experience rising raw material costs as prices for oil, aluminum, copper and other commodities increased. Higher fuel prices also contributed to an increase in shipping costs.

Operating Expenses

The following table presents operating expenses for fiscal 2006 and 2005 (amounts in thousands):

	Fiscal Years Ended April					
	2006		2005			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Selling	$ 62,092	2.5%	$ 76,642	3.2%	$(14,550)	(19.0)%
Warranty and service	120,593	5.0	131,290	5.5	(10,697)	(8.1)
General and administrative	204,448	8.4	212,255	9.0	(7,807)	(3.7)
Operating expenses	$387,133	15.9%	$420,187	17.7%	$(33,054)	(7.9)%

A restructuring of the housing sales organization contributed to a reduction in selling costs combined with lower overall expenditures on strategic ventures and marketing initiatives. Warranty expenses for both groups declined due to lower incurred warranty costs combined with lower reserves. Responsibility for service and warranty work was transitioned back to the manufactured housing and travel trailer plants during the year and this, combined with initiatives to manage quality issues, had a positive impact on costs in this area. General and administrative expenses decreased due to lower workers' compensation costs, consulting costs and headcount reductions, partially offset by higher variable compensation costs.

Other Operating Expenses, net

Other operating expenses, net in fiscal 2006 consisted of impairment charges of $1.6 million and severance costs of $5.0 million, partially offset by net gains on sale of fixed assets of $0.5 million. Other operating expenses, net in fiscal 2005 consisted of litigation charges of $16.3 million, including charges related to a $14.6 million judgment in the dispute with Coleman, as well as impairment charges of $1.9 million and severance costs of $2.9 million, partially offset by net gains on sale of fixed assets of $2.5 million.

Other Income (Expense)

Other income (expense) improved by $3.5 million to $(24.2) million in fiscal 2006 when compared to the previous year. The change was attributable to costs of $2.7 million in the prior year related to transactions involving our trust preferred securities, as well as lower borrowings and higher invested balances at higher interest rates in the current year versus the prior year.

Recreational Vehicles:

The following table presents RV Group net sales by division for fiscal 2006 and 2005 (amounts in thousands):

	2006		2005			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Motor homes	$ 976,698	60.6%	$1,097,091	66.1%	$(120,393)	(11.0)%
Travel trailers	551,501	34.2	477,610	28.8	73,891	15.5
Folding trailers	84,018	5.2	85,181	5.1	(1,163)	(1.4)
Net sales	$1,612,217	100.0%	$1,659,882	100.0%	$ (47,665)	(2.9)%

In calendar 2005, our motor home market share decreased slightly to 17.5 percent and retail unit sales decreased by 9.2 percent compared to calendar 2004. In fiscal 2006 compared to fiscal 2005, wholesale revenues were down by a greater 11.0 percent. This was largely in line with the experience of the whole industry, which was impacted by adverse trends in consumer confidence stemming mostly from volatile fuel prices. In calendar 2006, the Company experienced market share growth in the Class C and diesel segments with market erosion in the Class A gas segment, primarily in the entry-level and high-line gas products.

Travel trailer sales were up 15.5 percent in fiscal 2006 compared to fiscal 2005. Wholesale shipments benefited from the sale of emergency living units, which generated $121.6 million of additional revenue in fiscal 2006 compared to fiscal 2005. Sales to our traditional dealer network, in terms of units, decreased by approximately 13 percent and underlying retail unit sales were down by 3.3 percent in calendar 2005 compared to the previous year. This continued a trend of eroding market share, particularly in the higher-priced fifth-wheel travel trailer class to 4.5 percent and conventional travel trailers to 10.6 percent, that can be attributed to a mismatch of value and features in our products, relative to the competition.

Folding trailer sales were down 1.4 percent, but market share increased slightly to 38 percent while the industry was down nearly 17 percent for calendar 2005. A prolonged industry decline slowed considerably as this market showed some signs of recovery by the end of the fiscal year. We continue to maintain a dominant market share in this segment.

The RV Group generated $216,000 of operating income in fiscal 2006, compared to an operating loss of $39.2 million in the prior fiscal year. Despite sales that were lower by 2.9 percent, higher margins and lower operating expenses contributed to the improvement in operating results. Prior year operating results also included a charge related to a $14.6 million judgment in the Coleman litigation.

The following table presents division operating income (loss) for fiscal 2006 and 2005 (amounts in thousands):

	2006		2005			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Motor homes	$ 5,364	0.5 %	$ 27,702	2.5 %	$(22,338)	(80.6)%
Travel trailers	1,067	0.2	(40,897)	(8.6)	41,964	102.6
Folding trailers	(6,215)	(7.4)	(25,974)	(30.5)	19,759	76.1
RV Group	$ 216	0.0 %	$(39,169)	(2.4)%	$ 39,385	100.6 %

Manufactured Housing:

The following table presents Housing Group net sales for fiscal 2006 and 2005 (amounts in thousands):

	2006		2005			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Wholesale sales	$795,596	100.0%	$785,547	100.0%	$10,049	1.3%

Results for the Housing Group consist of factory wholesale revenues, including sales to our retail business prior to its sale in August 2005. Transactions with our retail business prior to the sale were eliminated in consolidation, including any intercompany profit in inventory still held by the retail business. Revenues for the retail business are presented separately as part of discontinued operations.

Revenues in fiscal 2006 were up 1.3 percent from the prior year, and included $25.6 million of intercompany sales to Company-owned retail sales centers. Manufacturing unit volume decreased 5.3 percent to 22,681 homes, and the total number of housing sections was down 7.8 percent to 37,695 due to a shift in sales mix toward single-section homes. Multi-section homes represented 64 percent of factory shipments for the fiscal year versus 68 percent last year.

Sales volume was improved over the prior year because of significant sales of emergency shelter product in response to hurricane damage in the Gulf Coast region. This was partially offset by lower sales to manufactured housing community developers and to divested Company-owned stores.

Gross profit margin of 24.3 percent of sales was a 2.1 percent increase over the prior year. Operating costs decreased $13.2 million or 8 percent as a result of lower selling and product warranty expenses following a reorganization of these functions. Other operating expenses also decreased by $1.2 million, primarily due to charges in the prior year, including $1.9 million of impairment, $0.8 million for severance and $1.7 million in litigation costs. Overall results improved from an operating profit of $6.4 million to $38.8 million.

Supply Operations:

Including intercompany sales, our Supply Group contributed revenues of $209.7 million in fiscal 2006 compared to $232.8 million in fiscal 2005, of which $50.2 million and $57.0 million, respectively, were sales to third party customers. Operating income from sales to third party customers declined from $3.8 million to $2.2 million primarily as a result of lower margins and a gain on the sale of the drapery operation in the prior year.

Discontinued Operations:

In March 2005, we announced our intention to exit the manufactured housing retail and financial services businesses and the majority of the assets of these businesses were sold by August 2005. These businesses are presented as discontinued operations in the Company's financial statements. Retail housing's revenues during fiscal 2006 prior to the sale were $88.3 million, compared to $240.7 million for fiscal 2005. Unit sales for the retail operation were 1,393 homes in fiscal 2006, compared to 4,157 homes in the previous full year of operations. Losses from discontinued operations were $22.4 million in fiscal 2006, compared to $88.9 million in the prior year. The current year results include losses from retail operations prior to the sale.

Consolidated Results Fiscal Year 2005 Compared with Fiscal Year 2004

Consolidated Results:

The following table presents net loss and diluted loss per share for fiscal 2005 and 2004 (amounts in thousands, except per share data):

	Fiscal Years Ended April					
	2005		2004			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Income (loss) from continuing operations	$ (72,577)	(3.1)%	$ 17,358	0.7 %	$ (89,935)	(518.1)%
Net loss	(161,459)	(6.8)	(22,261)	(0.9)	(139,198)	(625.3)
Diluted loss per share	$ (2.92)		$ (.57)			

The change in our net income (loss) from continuing operations in fiscal 2005 was, in part, caused by the deterioration of operating results by $122.4 million compared to the prior year. This was partially offset by lower interest expense of $15.9 million due to the retirement or redemption of a portion of our 9.5% convertible subordinated debentures in transactions that straddled the end of the prior fiscal year and a lower tax provision, which was adversely impacted in 2004 by an adjustment to the deferred tax valuation allowance. Following the announcement in March 2005 that we planned to sell the retail housing and financial services subsidiaries, these businesses were designated as discontinued operations. The loss from discontinued operations in the fiscal 2005 totaled $88.9 million, including non-cash impairment charges of $51.1 million to record assets held-for-sale at their fair value less costs to sell. As a result, the net loss in fiscal 2005 increased by $139.2 million compared to the previous year.

Net Sales

The following table presents consolidated net sales by group for fiscal 2005 and 2004 (amounts in thousands):

	2005		2004			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
RV Group	$1,659,882	69.9 %	$1,779,233	75.4 %	$(119,351)	(6.7)%
Housing Group	785,547	33.1	657,388	27.8	128,159	19.5
Supply Group	57,020	2.4	41,120	1.7	15,900	38.7
Intercompany sales	(127,737)	(5.4)	(117,135)	(4.9)	(10,602)	(9.1)
Net sales	$2,374,712	100.0 %	$2,360,606	100.0 %	$ 14,106	0.6 %

Consolidated net sales increased slightly by 0.6 percent or $14.1 million. RV sales remained strong in the early part of fiscal 2005 but weakened during the second half of the year. The prospect of softening retail sales caused dealers to maintain or reduce their inventories. This combined with a decline in market share in the towable divisions, contributed to a 6.7 percent reduction in RV wholesale revenues. Manufactured housing revenues increased by 19.5 percent as a result of improving industry demand in certain regional markets, higher prices, improved market share and significant sales in Florida in response to hurricane damage. Intercompany sales to the retail housing business are excluded from consolidated revenues. Revenues from both the retail and financial services businesses are presented separately as part of discontinued operations.

Consolidated Net Sales, Cost of Sales and Gross Profit

The following table presents consolidated net sales, cost of sales and gross profit for fiscal 2005 and 2004 (amounts in thousands):

	2005		2004			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Net sales	$2,374,712	100.0%	$2,360,606	100.0%	$ 14,106	.6 %
Cost of sales	1,979,482	83.4	1,943,147	82.3	(36,335)	1.9
Gross profit	$ 395,230	16.6%	$ 417,459	17.7%	$(22,229)	(5.3)%

Gross profit margin fell to 16.6 percent of sales compared to 17.7 percent last year. A portion of this decline resulted from inefficiencies associated with vacillating RV production rates in the third and fourth quarters in order to adjust supply to accommodate weakening demand. However, we did not moderate RV production quickly enough in response to signs of weakening RV sales during the second and third fiscal quarters, causing disruption to production schedules throughout the remainder of the fiscal year. All areas of our business experienced rising raw material costs as prices for lumber, steel, aluminum and other commodities increased. Travel trailer operations were significantly impacted by these increases, combined with competitive pricing pressures and increased sales incentives, resulting in margin compression. Higher fuel prices also contributed to an increase in shipping costs.

Operating Expenses

The following table presents operating expenses for fiscal 2005 and 2004 (amounts in thousands):

	2005		2004			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Selling	$ 76,642	3.2%	$ 68,576	2.9%	$ 8,066	11.8%
Warranty and service	131,290	5.5	103,194	4.4	28,096	27.2
General and administrative	212,255	9.0	171,476	7.2	40,779	23.8
Operating expenses	$420,187	17.7%	$343,246	14.5%	$76,941	22.4%

Higher housing sales, in conjunction with a variety of strategic ventures and marketing initiatives, accounted for most of the increase in selling expenses. Warranty expenses for the RV Group increased by $17.2 million due to higher incurred warranty costs combined with higher reserves. Housing Group warranty expenses also increased year over year since the prior year was reduced by positive reserve adjustments following a period of sustained cost reductions. General and administrative expenses were up due to increases in group health insurance expense, workers' compensation costs, the costs of computer system upgrades and conversions, product development efforts and the costs of compliance related to the Sarbanes-Oxley legislation.

Other Operating Expenses, net

Other operating expenses, net consists of litigation charges of $16.3 million in fiscal 2005, including a $14.6 million judgment in the dispute with Coleman, as well as impairment charges of $1.9 million, severance costs of $2.9 million and net gains on sale of fixed assets of $2.5 million. Other, net in fiscal 2004 consisted of net gains on sale of fixed assets of $4.6 million. The sale of the drapery facility along with two idle plants generated $4.4 million of the gain.

Other Income (Expense)

Other income (expense) decreased by $15.4 million from $(43.1) million to $(27.7) million in fiscal 2005 when compared to the previous year. Net interest expense was down by $15.9 million primarily as a result of the conversion or redemption of the convertible preferred securities of Fleetwood Capital Trusts II and III, partially offset by the issuance of the $100 million convertible senior subordinated debentures. In the fourth quarter of fiscal 2004, we entered into various privately negotiated transactions with the holders of convertible trust preferred securities of Fleetwood Capital Trust III to convert their securities to common stock prior to their redemption dates. We paid a premium of $2.4 million in excess of interest accrued that is included in Other, net. A premium of $1.6 million resulted from similar transactions in the first quarter of fiscal 2005 with the holders of convertible preferred securities of Fleetwood Capital Trust II. Additionally, a charge of $1.1 million relating to previously deferred finance costs resulted from the redemption of the remainder of the Fleetwood Capital Trust II securities.

Recreational Vehicles:

The following table presents RV Group net sales by division for fiscal 2005 and 2004 (amounts in thousands):

	2005		2004			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Motor homes	$1,097,091	66.1%	$1,104,624	62.1%	$ (7,533)	(.7)%
Travel trailers	477,610	28.8	570,420	32.0	(92,810)	(16.3)
Folding trailers	85,181	5.1	104,189	5.9	(19,008)	(18.2)
Net sales	$1,659,882	100.0%	$1,779,233	100.0%	$(119,351)	(6.7)%

In calendar 2004, our motor home market share improved slightly to 17.9 percent and retail unit sales increased by 9 percent compared to calendar 2003. However, wholesale revenues were impacted by fluctuations in dealers' retail inventories and decreased by 0.7 percent in fiscal 2005 compared to fiscal 2004. Prior year wholesale shipments contributed to a rise in dealer inventories at that time, whereas, in 2005, dealer inventories have contracted in response to signs of a softer retail market. In fiscal 2005, the Company experienced growth in the Class C and diesel segments with market erosion in the Class A gas segment.

Travel trailer sales were down 16.3 percent in fiscal 2005 compared to fiscal 2004. Wholesale ships in the prior fiscal year also benefited from increasing dealer inventories which, in the current year, were down slightly or were flat. Underlying retail unit sales were up by 4 percent in calendar 2004, compared to the prior year. Lost market share, particularly in the higher-priced fifth-wheel travel trailer class, added to the deterioration in wholesale results.

A continuing decline in folding trailer sales was consistent with the overall market decline for these products, although we continue to maintain dominant market share in this segment.

The RV Group incurred a $39.2 million operating loss in fiscal 2005, compared to operating income of $58.1 million in the prior fiscal year. The deterioration was mainly due to lower sales and margins in all divisions combined with the previously mentioned overproduction earlier in the year. Operating expenses increased from 11.1 percent of sales to 14.8 percent in the current year primarily due to higher selling costs from expanded RV market initiatives, higher warranty costs and a higher allocation of general and administrative costs.

The following table presents division operating income (loss) for fiscal 2005 and 2004 (amounts in thousands):

	2005		2004			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Motor homes	$ 27,702	2.5 %	$57,122	5.2 %	$(29,420)	(51.5)%
Travel trailers	(40,897)	(8.6)	1,876	0.3	(42,773)	(2,280.0)
Folding trailers	(25,974)	(30.5)	(852)	(0.8)	(25,122)	(2,948.7)
RV Group	$(39,169)	(2.4)%	$58,146	3.3 %	$(97,315)	(167.4)%

Manufactured Housing:

The following table presents Housing Group net sales for fiscal 2005 and 2004 (amounts in thousands):

	2005		2004			
	Amount	% of Net Sales	Amount	% of Net Sales	Change	% Change
Wholesale sales	$785,547	100.0%	$657,388	100.0%	$128,159	19.5%

Results for the Housing Group consisted of factory wholesale revenues, including sales to our own retail stores. Transactions between these operating divisions were eliminated in consolidation, including any intercompany profit in inventory still held by the retail division. Revenues for the retail business were presented separately as part of discontinued operations.

Revenues in fiscal 2005 were up 19.5 percent from the prior year, and included $127.7 million of intercompany sales to Company-owned retail sales centers. Manufacturing unit volume increased 15 percent to 23,962 homes, but the total number of housing sections was up a lesser 9 percent to 40,867 due to a shift in sales mix toward single-section homes. Multi-section homes represented 68 percent of factory shipments for the fiscal year versus 78 percent last year.

Sales volume was improved over the prior year because of significant sales in Florida in response to hurricane damage, as well as improving industry conditions in certain stronger regional markets and sales to manufactured housing community developers.

Gross profit margin of 22.2 percent of sales was unchanged from the prior year. Operating costs increased $22.2 million or 16 percent as a result of higher product warranty expenses and overhead costs. Other operating expenses also increased by $5.3 million compared to the prior year, primarily due to a $1.9 million impairment charge, $0.8 million of severance charges, and litigation charges of $1.7 million in the current year. Overall results improved from an operating profit of $5.4 million to $6.4 million.

Supply Operations:

Including intercompany sales, our Supply Group contributed revenues of $232.8 million in fiscal 2005 compared to $209.9 million in fiscal 2004, of which $57.0 million and $41.1 million, respectively, were sales to third party customers. Operating income from sales to third party customers decreased from $6.1 million to $3.8 million primarily as a result of lower margins and a gain on the sale of the drapery operation in the prior year.

Discontinued Operations:

In March 2005, we announced our intention to exit the manufactured housing retail and financial services businesses. These businesses were presented as discontinued operations in the Company's financial statements. Retail housing's revenues declined 1 percent from $242.5 million to $240.7 million for fiscal 2005. Unit sales for the retail operation were down 12 percent to 4,157 homes. The average unit price increased by 12 percent to $56,181 for fiscal 2005 due to the sale of more multi-section homes and less discounting of prices, and gross margins declined slightly by 0.1 percent to 19.6 percent. The retail housing business incurred an operating loss of $85.2 million in fiscal 2005, before interest expense on inventory financing, compared to an operating loss of $35.9 million in fiscal 2004. The loss in 2005 includes non-cash impairment charges of $50.5 million to record assets held-for-sale at their estimated fair value less costs to sell. Interest expense on inventory financing increased slightly from $2.1 million to $2.4 million.

Discontinued operations also included the results of the financial services business. Operating losses were $0.3 million and $1.6 million in fiscal 2005 and 2004, respectively, before deducting interest expense on the warehouse line of $1.1 million in fiscal 2005. Interest expense in fiscal 2004 was not significant. The operating loss in fiscal 2005 included non-cash charges of $0.3 million to write-down loans held-for-sale to their net realizable value.

Liquidity and Capital Resources

We have used external funding sources, including the issuance of debt and equity instruments, to supplement working capital, fund capital expenditures and meet internal cash flow requirements on an as-needed basis. Cash totaling $31.5 million was provided by operating activities during fiscal 2006 compared to cash used of $59.9 million in fiscal 2005. In the current year, the loss from continuing operations, adjusted for depreciation and amortization, impairment charges and gains from sales of property, generated $19.7 million of operating cash. Changes in remaining working capital balances during this period provided $11.8 million in cash, comprised largely of funds generated by a $55.8 million reduction in inventories, mostly of motor home finished units, offset by a $58.0 million reduction in other liabilities related to the $58.8 million payment on February 15, 2006, of deferred distributions on the Company's 6% convertible trust preferred securities, plus accrued interest. In the prior year, cash consumed by operations resulted principally from a $72.6 million loss from continuing operations and a $43.6 million increase in inventories, partially offset by non-cash charges.

Net cash provided by discontinued operations during fiscal 2006 was $41.8 million compared to cash used of $37.3 million in the prior year. The cash generated in the current period resulted from the sale of the retail housing and financial services businesses, offset by the repayment of the retail flooring lines, the warehouse line of credit and losses from operations. Cash used in discontinued operations in the prior year related almost entirely to operating losses for that period, net of non-cash impairment charges.

Capital expenditures were $15.8 million in fiscal 2006 compared to $33.7 million in the same period last year, which included the addition of two new motor home paint facilities.

Net cash provided by financing activities was $37.0 million during fiscal 2006. The Company generated $66.0 million of net proceeds from the sale of common stock in a private placement transaction in November 2005. Short-term borrowings decreased by $49.2 million during the current year. At the end of the year, short-term borrowings under our secured syndicated credit facility, led by Bank of America, N.A., as administrative agent, were $2.5 million. Borrowings declined during the year by $52.5 million, primarily as a result of the repayment of the portion of the facility that was supported by the assets of the retail housing business. As of the end of fiscal 2006, lender commitments to the facility totaled $233.7 million. Our borrowing capacity, however, is governed by the amount of a borrowing base, consisting of inventories and accounts receivable, that fluctuates significantly from week to week. The borrowing base is revised weekly for changes in receivables and monthly for changes in inventory balances. At the end of the year, the borrowing base totaled $184 million. After consideration of standby letters of credit of $63.2 million and the outstanding borrowings, unused borrowing capacity was approximately $98.7 million. Long-term debt increased by approximately $14.3 million during the year, primarily as a result of a term loan in the original amount of $22 million, which was fully drawn upon during the first quarter and reduced by payments of $2.4 million during the year. Stock option exercises generated $5.9 million of proceeds in fiscal 2006.

As a result of the above-mentioned changes, cash and marketable investments increased $100.4 million from $45.5 million as of April 24, 2005, to $145.9 million as of April 30, 2006.

Credit Agreements:

During May 2004, our credit facility was renewed and extended until July 31, 2007. On March 2, 2005, we entered into an amendment to the facility to provide greater borrowing flexibility by establishing an overall limit on borrowings of $175 million, with an additional seasonal increase from December through

April to $200 million. In addition, a provision for borrowing against inventory within our asset borrowing base was raised to $110 million, with a seasonal increase to $135 million for the December through April time period. The amendment also reset the designated cumulative EBITDA covenant requirements that are invoked in the event that average monthly liquidity, defined as cash, cash equivalents and unused borrowing capacity, falls below $60 million within the borrowing subsidiaries or $90 million including the parent company. Further, the interest rate for revolving loans was increased slightly.

In May 2005, the borrowing base was supplemented by $15 million of additional real estate collateral provided to the bank group. Borrowings are secured by receivables, inventory and certain other assets, primarily real estate, and are used for working capital and general corporate purposes. In July 2005, the agreement governing the credit facility was further amended and restated, to incorporate prior amendments and increase total loan commitments to accommodate the previous $15 million addition to the revolver borrowing base and fund a new term loan, collateralized by real estate, in the amount of $22 million. These additions raise gross loan commitments to $212 million, with a seasonal uplift to $237 million from December through April. The loan commitments for both the addition to the revolver and the term loan were reduced on the first day of each fiscal quarter beginning on October 31, 2005, in the amounts of $750,000 and $785,715, respectively. As of April 30, 2006, after consideration of these reductions, loan commitments for the revolver and the term loan stood at $213.5 million and $20.4 million, respectively. In November 2005, the facility was further amended to reset the designated EBITDA covenant requirements. On May 9, 2006, subsequent to fiscal year end, the facility was once again amended to authorize the Company, if it should elect to do so, to engage in certain financial transactions with respect to either the outstanding 6% convertible trust preferred securities of Fleetwood Capital Trust due 2028, or the 5% convertible debentures due 2012, including repurchases (for up to $50 million in cash), incentivized conversions, or exchange offers. The May 2006 amendment also made refinements to the fixed-charge coverage ratio calculation that governs various pricing factors under the revolver that, in conjunction with the Company's improved financial performance, resulted in a reduction in loan rates as of May 1, 2006.

In March 2005, the Company's financial services subsidiary, HomeOne Credit Corp. (HomeOne), renewed and extended an agreement with Greenwich Capital Financial Products, Inc. (Greenwich) that provided up to $75 million in warehouse funding, with an expiration of March 15, 2006. The Company and HomeOne agreed to guarantee the facility in an aggregate amount not to exceed 10 percent of the amount of principal and interest outstanding. The Company's guaranty included financial and other covenants, including maintenance of specified levels of tangible net worth, total indebtedness to tangible net worth and liquidity. In anticipation that the Company would not be able to comply with certain of these covenant requirements, commencing in June 2005, Greenwich agreed to amend the covenant requirements to levels that the Company expected would be achievable. In July 2005, the Company closed the sale of substantially its entire manufactured housing loan portfolio. Following the closing of the sale, HomeOne repaid all outstanding borrowings on its warehouse line with Greenwich and terminated that facility. The outstanding balance that was repaid under the line of credit was approximately $46.6 million, including the termination fee. The termination was pursuant to the terms of an amendment dated as of July 28, 2005, to the $75 million warehouse line of credit between HomeOne, HomeOne Funding I and Greenwich. The amendment also terminated Fleetwood's guarantee of HomeOne's obligations under the warehouse line. Fleetwood paid Greenwich a termination fee of $750,000, equal to one percent (1%) of the maximum amount of the credit line.

Convertible Trust Preferred Securities:

In January 2002, we completed an offer of up to an aggregate of $37.95 million in liquidation amount of new 9.5% Convertible (Trust II) Trust Preferred Securities due February 15, 2013, in exchange for up to an aggregate of $86.25 million of the $287.5 million in liquidation amount of outstanding 6% Convertible

(Trust I) Trust Preferred Securities due February 15, 2028. Each new trust preferred security issued in the exchange offer was convertible, at the option of the holder, at any time into 1.752 shares of Fleetwood common stock (i.e., a conversion price of $12.56 per common share). With 1.725 million shares of new trust preferred issued in the exchange offer, the potential dilution to common shareholders upon conversion of the new exchange offer trust preferred was 3.0 million common shares.

In conjunction with the exchange offer, we offered to sell for cash $150 million of 9.5% Convertible (Trust III) Trust Preferred Securities due February 15, 2013. The cash offer closed on December 14, 2001. Each Trust III preferred security issued in the cash offer was convertible, at the option of the holder, at any time into 4.826 shares of Fleetwood common stock (i.e., a conversion price of $10.36 per common share). With 3.0 million shares of new trust preferred issued in the cash offer, the potential dilution to common shareholders upon conversion of the new cash offer trust preferred was 14.5 million common shares.

On March 9, 2004, the Company announced that it was calling $50 million aggregate principal amount of the Trust III preferred securities for redemption. Subsequently, on March 30, 2004, the Company called the remaining $100 million aggregate principal amount of Trust III preferred securities for redemption. Virtually all of the holders of the Trust III preferred securities converted their securities into an aggregate of 14,478,578 shares of the Company's common stock, including some who had entered into privately negotiated transactions with the Company to convert their securities, prior to the respective redemption dates, in exchange for a cash incentive. As a result, as of April 25, 2004, there remained 377,726 shares of Trust III preferred securities outstanding, with an aggregate principal amount of $18.9 million, and as of April 29, 2004, which was the final redemption date pursuant to the Company's calls for redemption, there were no Trust III preferred securities outstanding.

On May 5, 2004, the Company called the Trust II preferred securities for redemption with a redemption date of June 4, 2004. Several of the holders of the Trust II preferred securities converted their holdings to shares of the Company's common stock, including some who entered into privately negotiated transactions with the Company to convert their securities, prior to the redemption date, in exchange for a cash incentive. Accordingly, as of the June 4, 2004, redemption date, pursuant to the Company's call for redemption, 781,065 shares of the Trust II preferred securities had been converted into an aggregate of 1,368,074 shares of the Company's common stock, and 943,935 shares of the Trust II preferred securities were redeemed for an aggregate of $22.2 million in cash, representing $20.8 million in aggregate amount, $1.3 million in redemption premium and $104,000 in accrued but unpaid interest to the redemption date.

Dividends and Distributions:

On October 30, 2001, the Company announced that it would discontinue the payment of dividends. Any future resumption of dividends on our common stock would be at the discretion of our Board of Directors, and is not currently contemplated.

Discontinued Operations:

During fiscal 2006, the manufactured housing retail and financial services businesses were sold. We currently expect to incur some minor ongoing expenses relating to the winding down of these businesses, but do not expect these amounts to be material to our results of operations or financial position.

Other:

In the opinion of management, the combination of existing cash resources, expected future cash flows from operations, and available lines of credit will be sufficient to satisfy our foreseeable cash requirements for the next 12 months, including up to $15 million for capital expenditures in fiscal 2007, to be utilized primarily for enhancements to manufacturing facilities.

Contracts and Commitments

Below is a table showing payment obligations for long-term debt, capital leases, operating leases and purchase obligations for the next five years and beyond:

Contractual Obligations	Payments Due By Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Amounts in thousands)				
Long-term debt (excluding capital lease obligations and convertible subordinated debentures)(1)	$122,642	$ 3,360	$116,935	$ 456	$ 1,891
Capital lease obligations	7,560	2,566	4,646	348	—
Operating leases	11,495	3,739	5,613	2,143	—
Other long-term liabilities:					
Deferred compensation and non-qualified retirement plans	33,609	6,075	10,164	6,266	11,104
Insurance reserves	53,799	17,531	36,268	—	—
Convertible subordinated debentures(2)	210,142	—	—	—	210,142
Total	$439,247	$33,271	$173,626	$9,213	$223,137

(1) Long-term debt includes the $100 million aggregate principal amount of the 5% convertible senior subordinated debentures due in 2023, which are more fully described in Note 13 to the Company's financial statements. Holders of these debentures have the ability, in whole or in part, to require the Company to repurchase these debentures as early as December 15, 2008, and the payment maturity above has been presented accordingly. The Company may, at its option, elect to pay the repurchase price in cash, its common stock or a combination thereof.

(2) Includes $8.9 million of obligation that represents the purchase by the Company of the common shares of the underlying trust. Our net obligation to third parties totaled $201.3 million.

Off-Balance Sheet Arrangements

We describe our aggregate contingent repurchase obligation in Note 16 to the Company's financial statements and under Critical Accounting Policies in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Under the senior credit agreement, Fleetwood Enterprises, Inc. is a guarantor of the borrowings of Fleetwood Holdings, Inc., which includes most of the wholly owned manufacturing subsidiaries.

We describe our lease guarantees in Note 16 to the Company's financial statements.

Fleetwood Enterprises, Inc. has also entered into 11 limited guarantees aggregating $4.4 million to certain obligations of certain retailers to floorplan lenders and an additional two unsecured guarantees aggregating $3.5 million for other obligations.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-Based Payment." Under current practice, the reporting entity can account for share-based payment under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and disclose share-based compensation as if accounted for under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under the provisions of SFAS No. 123R, a public entity is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award.

In November 2005, the FASB issued FASB Staff Position (FSP) SFAS 123R-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards." FSP SFAS 123R-3 provides an elective alternative transition method, to SFAS 123R, in accounting for the tax effects of share-based payment awards to employees. The elective method utilizes a computational component that establishes a beginning balance of the Additional Paid-In Capital (APIC) pool related to employee compensation and a simplified method to determine the subsequent impact on the APIC pool of employee awards that are fully vested and outstanding upon the adoption of SFAS 123R. The impact on the APIC pool of awards partially vested upon, or granted after, the adoption of SFAS 123R should be determined in accordance with the guidance in SFAS 123R. We do not intend to adopt the transition election of FSP SFAS 123R-3.

The Company expects to adopt SFAS No. 123R, effective with the beginning of the first quarter of fiscal 2007. Adoption of the standard is currently expected to reduce fiscal 2007 earnings by an amount consistent with the reductions shown in recent pro forma disclosures provided under the provisions of SFAS No. 123. Application of this pronouncement requires significant judgment regarding the assumptions used in the selected option pricing model, including stock price volatility and employee exercise behavior. Most of these inputs are either highly dependent on the current economic environment at the date of grant or forward-looking expectations projected over the expected term of the award. As a result, the actual impact of adoption on future earnings could differ significantly from our current estimate.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities," which expands upon and strengthens existing accounting guidance concerning when a company should consolidate in its financial statements the assets, liabilities and activities of another entity. A revised Interpretation No. 46 was issued in December 2003 (FIN 46R).

Prior to the issuance of FIN 46, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 now requires a variable interest entity, as defined in FIN 46, to be consolidated by a company only if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the Company is not required to consolidate but in which it has a significant variable interest.

The Company owned three Delaware business trusts that were established for the purpose of issuing optionally redeemable convertible trust preferred securities. The obligations of the business trusts to the holders of the trust preferred securities were all supported by convertible subordinated debentures issued by Fleetwood to the respective business trusts. In the first quarter of fiscal 2005, the preferred securities of two of the trusts were either converted or redeemed, and the debentures cancelled. Under FIN 46, which was adopted by the Company as of January 25, 2004, the trust preferred securities continued to be presented as minority interests based on the fact that the Company had the ability to "call" the trust preferred securities and that no single party held a majority of the preferred securities; therefore, the Company was considered the primary beneficiary of the trusts. Under FIN 46R, which was adopted by the Company as of April 25, 2004, the call option embedded in the trust preferred securities was determined to be clearly and closely related to the underlying security. FIN 46R confirmed that the call option could no longer be separately evaluated as a determinant of the primary beneficiary of the trusts. As a result, the business trusts were then deemed to have no primary beneficiary and they were deconsolidated, resulting in the presentation of the convertible subordinated debenture obligations to the underlying trusts as a long-term liability for all years presented. Amounts previously shown in the Statements of Operations as minority interest in Fleetwood Capital Trusts I, II and III, net of taxes, were reclassified for all periods presented to interest expense, with the related tax effect included in the tax provision. Other than as indicated, the Company does not believe that the adoption of FIN 46 or FIN 46R had a material impact on the Company's financial position, results of operations or cash flows.

In November 2004, the FASB issued Emerging Issues Task Force (EITF) Issue No. 03-13, "Applying the Conditions in Paragraph 42 of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations," having reached a consensus with respect to evaluating whether the criteria in SFAS 144 has been met for classifying as a discontinued operation a component of an entity that either has been disposed of or is classified as held for sale. To qualify as a discontinued operation, SFAS 144 requires that the cash flow of the disposed component be eliminated from the operations of the ongoing entity and that the ongoing entity not have any significant continuing involvement in the operations of the disposed component after the disposal transaction. The consensus was applied prospectively to a component of an entity that was either disposed or classified as held for sale in fiscal periods beginning after December 15, 2004, and was adopted by the Company beginning with the fourth quarter of fiscal 2005.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—An Amendment of Accounting Research Bulletin No. 43, Chapter 4." SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, SFAS No. 151 requires that allocation of fixed and production facilities overhead to conversion costs should be based on normal capacity of the production facilities. The provisions in SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of SFAS No. 151 will have a significant effect on its results of operations or financial position.

In March 2004, the EITF reached consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (EITF 03-1). EITF 03-1 provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. EITF 03-1 is applicable to marketable debt and equity securities within the scope of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting. The FASB issued proposed (FSP) EITF 03-1-a, "Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1," superseding EITF 03-1 and EITF Topic No. D-44, "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." The final FSP, retitled FSP SFAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," is applied prospectively and the effective date is for reporting periods beginning after December 15, 2005. The adoption of FSP FAS 115-1, issued by the FASB, did not have a material impact on our results of operations and financial condition.

In March 2005, FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143" (FIN 47). FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires a company to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of this statement did not have a material impact on the consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks related to fluctuations in interest rates on marketable investments, investments underlying a Company-owned life insurance program (COLI), and variable rate debt under the secured credit facility. In addition, market-related changes to our 6% convertible trust preferred securities indirectly may impact the amount of the deferred tax valuation allowance, which is currently dependent on available tax strategies, including the unrealized gains on these securities. We do not currently use interest rate swaps, futures contracts or options on futures, or other types of derivative financial instruments.

The vast majority of our marketable investments are in institutional money market funds or fixed rate securities with average original maturity dates of two weeks or less, minimizing the effect of interest rate fluctuations on their fair value.

With respect to the Company-owned life insurance program, the underlying investments are subject to both interest rate risk and equity market risk.

For variable rate debt, changes in interest rates generally do not influence fair market value, but do affect future earnings and cash flows. Based upon the amount of variable rate debt outstanding at the end of the year, and holding the variable rate debt balance constant, each one percentage point increase in interest rates occurring on the first day of an annual period would result in an increase in interest expense of approximately $222,000. For both fixed rate loans and debt, changes in interest rates generally affect the fair market value, but not earnings or cash flows. Currently, the effects of such changes on the Company's financial statements are not expected to be material.

We do not believe that future market equity or interest rate risks related to our marketable investments or debt obligations will have a material impact on our results.

Equity Compensation Plan Information

The following table provides information as of April 30, 2006, for compensation plans under which equity securities may be issued.

Plan Category	(a) Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants & Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants & Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
Equity Compensation Plans Approved by Shareholders(1)	4,466,850	$15.05	1,326,833
Equity Compensation Plans Not Requiring Approval by Shareholders:			
Options(2)	79,000	8.91	—
Total	4,545,850		1,326,833

(1) Includes securities available for future issuance under shareholder-approved compensation plans other than upon the exercise of an option, warrant or right, as follows:

- The Company's Amended and Restated 1992 Stock-Based Incentive Compensation Plan presently provides that awards may be granted in the form of shares of common stock to replace all or a portion of compensation (other than base salary) that could otherwise become payable to any employee. A limit of 990,000 shares of common stock is imposed on stock awards. In addition, the Plan provides that awards may be made in shares of restricted stock, up to an aggregate of 600,000 shares.

(2) Reflects stock options awarded as an inducement to becoming an employee of the Company to Elden L. Smith effective March 8, 2005.

FLEETWOOD ENTERPRISES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Fleetwood Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of Fleetwood Enterprises, Inc. as of April 30, 2006 and April 24, 2005, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended April 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fleetwood Enterprises, Inc. at April 30, 2006 and April 24, 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Fleetwood Enterprises, Inc.'s internal control over financial reporting as of April 30, 2006 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 7, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Orange County, California
July 7, 2006

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Board of Directors and Shareholders
Fleetwood Enterprises, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Fleetwood Enterprises, Inc. maintained effective internal control over financial reporting as of April 30, 2006 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Fleetwood Enterprises, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Fleetwood Enterprises, Inc. maintained effective internal control over financial reporting as of April 30, 2006 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Fleetwood Enterprises, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 30, 2006 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fleetwood Enterprises, Inc. as of April 30, 2006 and April 24, 2005 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended April 30, 2006, and our report dated July 7, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Orange County, California
July 7, 2006

FLEETWOOD ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share data)

	Years Ended April 2006	2005	2004
Net sales:			
RV Group	$1,612,217	$1,659,882	$1,779,233
Housing Group	795,596	785,547	657,388
Supply Group	50,214	57,020	41,120
Intercompany sales	(25,627)	(127,737)	(117,135)
	2,432,400	2,374,712	2,360,606
Cost of products sold	2,009,708	1,979,482	1,943,147
Gross profit	422,692	395,230	417,459
Operating expenses	387,133	420,187	343,246
Other operating expenses, net	6,054	18,581	(4,656)
	393,187	438,768	338,590
Operating income (loss)	29,505	(43,538)	78,869
Other income (expense):			
Investment income	5,437	2,385	2,626
Interest expense	(29,662)	(27,349)	(43,258)
Other, net	—	(2,724)	(2,430)
	(24,225)	(27,688)	(43,062)
Income (loss) from continuing operations before income taxes	5,280	(71,226)	35,807
Provision for income taxes	(11,345)	(1,351)	(18,449)
Income (loss) from continuing operations	(6,065)	(72,577)	17,358
Loss from discontinued operations, net	(22,372)	(88,882)	(39,619)
Net loss	$ (28,437)	$ (161,459)	$ (22,261)

	Years Ended April 2006 Basic	2006 Diluted	2005 Basic	2005 Diluted	2004 Basic	2004 Diluted
Net income (loss) per common share:						
Income (loss) from continuing operations	$ (.10)	$ (.10)	$ (1.31)	$ (1.31)	$ .45	$ .44
Loss from discontinued operations	$ (.38)	$ (.38)	$ (1.61)	$ (1.61)	$ (1.03)	$ (1.01)
Net loss per common share	$ (.48)	$ (.48)	$ (2.92)	$ (2.92)	$ (.58)	$ (.57)
Weighted average common shares	59,506	59,506	55,332	55,332	38,357	39,342

See accompanying notes to consolidated financial statements.

FLEETWOOD ENTERPRISES, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share data)

	April 30, 2006	April 24, 2005
ASSETS		
Cash	$ 123,141	$ 27,849
Marketable investments	22,768	17,627
Receivables	154,493	164,609
Inventories	177,832	233,591
Deferred taxes	18,847	25,762
Assets of discontinued operations	—	145,784
Other current assets	16,851	23,974
Total current assets	513,932	639,196
Property, plant and equipment, net	217,458	232,125
Deferred taxes	50,209	49,001
Cash value of Company-owned life insurance	29,938	36,946
Goodwill	6,316	6,316
Other assets	44,182	46,663
Total assets	$ 862,035	$1,010,247
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$ 65,333	$ 75,551
Employee compensation and benefits	53,267	59,036
Federal and state income taxes	2,217	—
Product warranty reserve	67,123	65,143
Insurance reserves	17,531	18,888
Other short-term borrowings	7,476	56,661
Accrued interest	7,197	52,446
Liabilities of discontinued operations	—	84,702
Other current liabilities	67,728	82,290
Total current liabilities	287,872	494,717
Deferred compensation and retirement benefits	33,609	38,771
Insurance reserves	36,268	32,215
Long-term debt	123,199	108,946
Convertible subordinated debentures	210,142	210,142
Total liabilities	691,090	884,791
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $1 par value, authorized 10,000,000 shares, none outstanding	—	—
Common stock, $1 par value, authorized 150,000,000 shares, outstanding 63,878,000 shares at April 30, 2006, and 56,043,000 at April 24, 2005	63,878	56,043
Additional paid-in capital	488,906	424,782
Accumulated deficit	(385,233)	(356,796)
Accumulated other comprehensive income	3,394	1,427
	170,945	125,456
	$ 862,035	$1,010,247

See accompanying notes to consolidated financial statements.

FLEETWOOD ENTERPRISES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Years Ended April		
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Income (loss) from continuing operations	$ (6,065)	$ (72,577)	$ 17,358
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation expense	23,206	22,158	18,963
Amortization of financing costs	1,476	1,418	5,617
Asset impairment charges	1,550	1,900	—
Gain on investment securities transactions	(12)	(33)	(39)
Gains on sale of property, plant and equipment	(471)	(2,512)	(4,656)
Non-cash charge on conversion of trust preferred securities	—	1,134	671
Changes in assets and liabilities—			
(Increase) decrease in receivables	10,116	20,078	(41,235)
(Increase) decrease in inventories	55,759	(43,629)	(29,669)
(Increase) decrease in income tax receivable	4,021	(2,743)	535
Increase in federal and state income taxes payable	2,217	—	—
Decrease in deferred taxes	5,707	—	15,000
Decrease in cash value of Company-owned life insurance	7,008	11,863	6,195
(Increase) decrease in other assets	4,107	(5,880)	(8,620)
Increase (decrease) in accounts payable	(10,218)	(23,253)	19,914
Decrease in employee compensation and benefits	(10,931)	(3,000)	(8,507)
Increase (decrease) in product warranty reserve	1,980	11,222	(8,216)
Increase (decrease) in other liabilities	(57,967)	23,945	13,514
Net cash provided by (used in) operating activities	31,483	(59,909)	(3,175)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of investment securities available-for-sale	(10,876)	(8,039)	(16,621)
Proceeds from sale of investment securities available-for-sale	5,763	7,694	13,979
Purchases of property, plant and equipment	(15,842)	(33,724)	(26,017)
Proceeds from sales of property, plant and equipment	4,036	9,691	7,482
Net cash used in investing activities	(16,919)	(24,378)	(21,177)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Common stock issued—private placement	66,048	—	24,930
Increase (decrease) in short-term borrowings	(49,185)	50,923	(10,316)
Increase in long-term debt	14,253	6,787	99,802
Redemption of convertible subordinated debentures	—	(20,767)	—
Proceeds from exercise of stock options	5,911	3,967	5,317
Net cash provided by financing activities	37,027	40,910	119,733
CASH FLOWS FROM DISCONTINUED OPERATIONS:			
Net cash used in operating activities	(25,067)	(36,458)	(46,153)
Net cash provided by (used in) investing activities	144,917	(879)	634
Net cash used in financing activities	(78,100)	—	—
Net cash provided by (used in) discontinued operations	41,750	(37,337)	(45,519)
Foreign currency translation adjustment	1,951	1,994	1,460
Increase (decrease) in cash	95,292	(78,720)	51,322
Cash at beginning of year	27,849	106,569	55,247
Cash at end of year	$123,141	$ 27,849	$106,569

See accompanying notes to consolidated financial statements.

FLEETWOOD ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts in thousands)

	Common Stock		Additional		Accumulated	Total
	Number of Shares	Amount	Paid-In Capital	Accumulated Deficit	Other Comprehensive Income (Loss)	Shareholders' Equity
BALANCE APRIL 27, 2003	35,935	$35,935	$250,175	$(173,076)	$(2,066)	$ 110,968
Comprehensive loss:						
Net loss	—	—	—	(22,261)	—	(22,261)
Other comprehensive income:						
Foreign currency translation	—	—	—	—	1,460	1,460
Investment securities, net of taxes	—	—	—	—	43	43
Comprehensive loss						(20,758)
Vesting of deferred compensation related to restricted stock issuance	—	—	142	—	—	142
Stock options exercised	810	810	4,507	—	—	5,317
Common stock issued—private placement	2,674	2,674	22,256	—	—	24,930
Conversion of subordinated debentures to common stock	12,656	12,656	113,027	—	—	125,683
BALANCE APRIL 25, 2004	52,075	52,075	390,107	(195,337)	(563)	246,282
Comprehensive loss:						
Net loss	—	—	—	(161,459)	—	(161,459)
Other comprehensive income:						
Foreign currency translation	—	—	—	—	1,994	1,994
Investment securities, net of taxes	—	—	—	—	(4)	(4)
Comprehensive loss						(159,469)
Conversion of subordinated debentures to common stock	3,191	3,191	31,429	—	—	34,620
Stock options exercised	777	777	3,190	—	—	3,967
Amortization of restricted stock	—	—	56	—	—	56
BALANCE APRIL 24, 2005	56,043	56,043	424,782	(356,796)	1,427	125,456
Comprehensive loss:						
Net loss	—	—	—	(28,437)	—	(28,437)
Other comprehensive income:						
Foreign currency translation	—	—	—	—	1,951	1,951
Investment securities, net of taxes	—	—	—	—	16	16
Comprehensive loss						(26,470)
Common stock issued—private placement	7,000	7,000	59,048	—	—	66,048
Stock options exercised	835	835	5,076	—	—	5,911
BALANCE APRIL 30, 2006	63,878	$63,878	$488,906	$(385,233)	$ 3,394	$ 170,945

See accompanying notes to consolidated financial statements.

FLEETWOOD ENTERPRISES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fleetwood is one of the nation's leaders in producing both recreational vehicles and manufactured housing. In addition, the Company operates three supply companies that provide components for the recreational vehicle and housing operations, while also generating outside sales.

Fleetwood's business began in 1950 through the formation of a California corporation. The present Company was incorporated in Delaware in 1977, and succeeded by merger to all the assets and liabilities of the predecessor company. Fleetwood conducts manufacturing activities in 16 states within the U.S., and to a much lesser extent in Canada. The Company also operated a manufactured housing retail business, Fleetwood Retail Corp. (FRC), and a financial services subsidiary, HomeOne Credit Corp. (HomeOne). These businesses were designated as discontinued operations in March 2005 and the majority of their assets were sold by August 2005.

(1) Summary of Significant Accounting Policies

Principles of consolidation:

The consolidated financial statements include the accounts of Fleetwood Enterprises, Inc. and its wholly owned subsidiaries. The term "Company" or "Fleetwood" used herein means Fleetwood Enterprises, Inc. and its subsidiaries, unless otherwise indicated by the context. All material intercompany accounts and transactions have been eliminated.

Accounting period:

The Company's fiscal year ends on the last Sunday in April. The year-end dates for the past three fiscal years were April 30, 2006, April 24, 2005, and April 25, 2004. Fiscal year 2006 includes 53 weeks whereas fiscal years 2005 and 2004 were 52 weeks long. The consolidated financial statements include the discontinued operations of FRC and HomeOne for the 13-month period ended April 30, 2006, and the 12-month periods ended March 31, 2005 and 2004.

Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification:

Certain amounts previously reported have been reclassified to conform with the fiscal 2006 presentation.

Revenue recognition:

Revenue is generally recorded when all of the following conditions have been met:

- an order for a product has been received from a dealer,
- written or verbal approval for payment has been received from the dealer's flooring institution,
- a common carrier signs the delivery ticket accepting responsibility for the product as agent for the dealer, and
- the product is removed from Fleetwood's property for delivery to the dealer.

Manufacturing sales are generally made for cash, with most dealers financing their purchases under flooring arrangements with banks or finance companies. Products are not sold on consignment; dealers do not have the right to return products; and dealers are typically responsible for interest charges from floorplan lenders. On average, we receive payments from floorplan lenders on products sold to independent dealers within about 15 days of the invoice date.

Amounts billed to dealers for delivery of products are recognized as revenue with the corresponding delivery expense charged to cost of sales. Also, sales incentives are treated as a reduction of revenue.

Dealer volume rebates and sales incentives:

Estimated costs related to dealer volume rebates and sales incentives are accrued as a reduction of revenue at the time products are sold.

Product warranty costs:

Fleetwood provides retail customers of our products with a one-year warranty covering defects in material or workmanship with longer warranties on certain structural components. The Company records a liability based on the best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Factors used in estimating the warranty liability include a history of units sold to customers, the average cost incurred to repair a unit and a profile of the distribution of warranty expenditures over the warranty period. Product warranty costs are included in operating expenses.

Depreciation:

Depreciation is provided using the straight-line method based on the following estimated useful lives:

- Buildings and improvements—10-40 years
- Machinery and equipment—3-15 years

Depreciation expense includes the amortization of assets acquired under capital lease arrangements.

Research and development costs and advertising expense:

The Company expenses research and development costs in the periods incurred. Expenditures for product research and development activities were $24.4 million in fiscal 2006, $28.7 million in fiscal 2005 and $21.8 million in fiscal 2004. Advertising expenditures, which are also expensed in the periods incurred, totaled $376,000 in fiscal 2006, $889,000 in fiscal 2005 and $1.1 million in fiscal 2004.

Income taxes:

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities using the statutory marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the deferred asset or liability from period to period. A valuation allowance is provided when it is more likely than not that some portion or the entire deferred tax asset will not be realized.

Cash and cash equivalents:

Cash includes cash on hand, cash in banks, demand deposit accounts, money market funds and readily marketable securities with original maturities of 90 days or less.

Marketable investments:

All of the marketable investments of the Company are classified as available-for-sale securities. The Company does not hold investments classified as trading securities. Marketable investments classified as available-for-sale are reported on the consolidated balance sheet at their market value. The net unrealized gains or losses for these securities are reported, net of related taxes, as separate components of other comprehensive income (loss). Interest income from the securities portfolio is accrued as earned including the accretion of discounts and the amortization of premiums based on the original cost of each security. Realized gains or losses are recognized using the specific identification method.

Inventory valuation:

Inventories are valued at the lower of cost (first-in, first-out) or market. Manufacturing cost includes materials, labor and manufacturing overhead.

Long-lived assets:

The Company assesses the recoverability of its long-lived assets by determining whether their net book value can be recovered through projected cash flows over the remaining life. If projections indicate that the value of long-lived assets will not be recovered, an adjustment is made to reduce the asset to fair value based upon estimated cash flows over the life of the asset, including recoverability upon sale, where appropriate, or other estimates of fair value such as discounting future cash flows. Cash flow projections, although subject to a degree of uncertainty, are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive, market and economic conditions. Long-lived assets classified as held for sale, including assets in discontinued operations, are measured at the lower of their carrying amount or fair value less costs to sell. The Company ceases to depreciate any long-lived assets classified as held for sale.

Discontinued operations:

Assets and liabilities expected to be sold or extinguished are presented separately on the consolidated balance sheets as assets or liabilities from discontinued operations. When components of the Company are classified as held for sale, the results of operations of the components are presented separately in discontinued operations, net, for current and prior periods, with results reported in the period in which they occur.

Goodwill:

Goodwill is not amortized but is tested at least annually for impairment and expensed against earnings when the implied fair value of a reporting unit, including goodwill, is less than its carrying amount (see Note 8).

Insurance reserves:

Insurance reserves primarily represent estimated liabilities for products liability and workers' compensation claims. Workers' compensation reserves mainly consist of estimated case reserves on known claims, as well as a factor for incurred but not reported claims. Products liability reserves include both case reserves on known claims as well as estimated liabilities for claims that have not been reported. Products liability reserves include estimated amounts for unpaid claims and claim adjustment expenses, which are based on historical experience and independent actuarial calculations.

Foreign currency translation:

Exchange adjustments resulting from foreign currency transactions are recognized currently in income, whereas adjustments resulting from the translation of non-U.S. functional currency financial statements are reflected in other comprehensive income (loss) as a separate component of shareholders' equity. The assets and liabilities of the Canadian operation are translated to U.S. dollars at current exchange rates. Revenues and expenses are translated at the average exchange rates for the period. Gains or losses on foreign currency transactions in fiscal years 2006, 2005 and 2004 were not material.

New accounting pronouncements:

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-Based Payment." Under current practice, the reporting entity can account for share-based payment under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and disclose share-based compensation as if accounted for under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under the provisions of SFAS No. 123R, a public entity is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award.

In November 2005, the FASB issued FASB Staff Position (FSP) SFAS 123R-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards." FSP SFAS 123R-3 provides an elective alternative transition method, to SFAS 123R, in accounting for the tax effects of share-based payment awards to employees. The elective method utilizes a computational component that establishes a beginning balance of the Additional Paid-In Capital (APIC) pool related to employee compensation and a simplified method to determine the subsequent impact on the APIC pool of employee awards that are fully vested and outstanding upon the adoption of SFAS 123R. The impact on the APIC pool of awards partially vested upon, or granted after, the adoption of SFAS 123R should be determined in accordance with the guidance in SFAS 123R. We do not intend to adopt the transition election of FSP SFAS 123R-3.

The Company expects to adopt SFAS No. 123R effective with the beginning of the first quarter of fiscal 2007. Adoption of the standard is currently expected to reduce fiscal 2007 earnings by an amount consistent with the reductions shown in recent pro forma disclosures provided under the provisions of SFAS No. 123. Application of this pronouncement requires significant judgment regarding the assumptions used in the selected option pricing model, including stock price volatility and employee exercise behavior. Most of these inputs are either highly dependent on the current economic environment at the date of grant or forward-looking expectations projected over the expected term of the award. As a result, the actual impact of adoption on future earnings could differ significantly from our current estimate.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities," which expands upon and strengthens existing accounting guidance concerning when a company should consolidate in its financial statements the assets, liabilities and activities of another entity. A revised Interpretation No. 46 was issued in December 2003 (FIN 46R).

Prior to the issuance of FIN 46, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 now requires a variable interest entity, as defined in FIN 46, to be consolidated by a company only if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the Company is not required to consolidate but in which it has a significant variable interest.

The Company owned three Delaware business trusts that were established for the purpose of issuing optionally redeemable convertible trust preferred securities. The obligations of the business trusts to the holders of the trust preferred securities were all supported by convertible subordinated debentures issued by Fleetwood to the respective business trusts. In the first quarter of fiscal 2005, the preferred securities of two of the trusts were either converted or redeemed, and the debentures cancelled. Under FIN 46, which was adopted by the Company as of January 25, 2004, the trust preferred securities continued to be presented as minority interests based on the fact that the Company had the ability to "call" the trust preferred securities and that no single party held a majority of the preferred securities; therefore, the Company was considered the primary beneficiary of the trusts. Under FIN 46R, which was adopted by the Company as of April 25, 2004, the call option embedded in the trust preferred securities was determined to be clearly and closely related to the underlying security. FIN 46R confirmed that the call option could no longer be separately evaluated as a determinant of the primary beneficiary of the trusts. As a result, the business trusts were then deemed to have no primary beneficiary and they were deconsolidated, resulting in the presentation of the convertible subordinated debenture obligations to the underlying trusts as a long-term liability for all years presented. Amounts previously shown in the Statements of Operations as minority interest in Fleetwood Capital Trusts I, II and III, net of taxes, were reclassified for all periods presented to interest expense, with the related tax effect included in the tax provision. Other than as indicated, the Company does not believe that the adoption of FIN 46 or FIN 46R had a material impact on the Company's financial position, results of operations or cash flows.

In November 2004, the FASB issued Emerging Issues Task Force (EITF) Issue No. 03-13, "Applying the Conditions in Paragraph 42 of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations," having reached a consensus with respect to evaluating whether the criteria in SFAS 144 has been met for classifying as a discontinued operation a component of an entity that either has been disposed of or is classified as held for sale. To qualify as a discontinued operation, SFAS 144 requires that the cash flow of the disposed component be eliminated from the operations of the ongoing entity and that the ongoing entity not have any significant continuing involvement in the operations of the disposed component after the disposal transaction. The consensus was applied prospectively to a component of an entity that was either disposed or classified as held for sale in fiscal periods beginning after December 15, 2004 and was adopted by the Company beginning with the fourth quarter of fiscal 2005.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—An Amendment of Accounting Research Bulletin No. 43, Chapter 4." SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, SFAS No. 151 requires that allocation of fixed and production facilities overhead to conversion costs should be based on normal capacity of the production facilities.

The provisions in SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of SFAS No. 151 will have a significant effect on its results of operations or financial position.

In March 2004, the EITF reached consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (EITF 03-1). EITF 03-1 provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. EITF 03-1 is applicable to marketable debt and equity securities within the scope of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting. The FASB issued proposed FSP EITF 03-1-a, "Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1," superseding EITF 03-1 and EITF Topic No. D-44, "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." The final FSP, retitled FSP SFAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," is applied prospectively and the effective date is for reporting periods beginning after December 15, 2005. The adoption of FSP FAS 115-1, issued by the FASB, did not have a material impact on our results of operations and financial condition.

In March 2005, FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143" (FIN 47). FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires a company to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of this statement did not have a material impact on the consolidated financial statements.

(2) Supplemental Financial Information

Earnings per share:

Basic earnings per share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. The effect of convertible securities was anti-dilutive in fiscal 2006, 2005 and 2004, and was, therefore, not considered when determining diluted earnings (loss). The effect of stock options was anti-dilutive in fiscal 2006 and 2005 and dilutive in 2004.

The table below shows the calculation components of both basic and diluted earnings per share for each of the three fiscal years in the period ended April 30, 2006:

	2006	2005	2004
	(Amounts in thousands)		
Income (loss) from continuing operations	$ (6,065)	$ (72,577)	$ 17,358
Loss from discontinued operations	(22,372)	(88,882)	(39,619)
Net loss	$(28,437)	$(161,459)	$(22,261)
Weighted average shares outstanding used for basic earnings (loss) per share	59,506	55,332	38,357
Effect of dilutive employee stock options	—	—	985
Weighted average shares outstanding used for dilutive earnings (loss) per share	59,506	55,332	39,342

Anti-dilutive securities outstanding as of the fiscal years ended April 30, 2006, April 24, 2005 and April 25, 2004 are as follows:

	2006	2005	2004
	(Amounts in thousands)		
Options and warrants	4,546	5,753	5,963
Convertible subordinated debentures	4,131	4,131	8,975
Convertible senior subordinated debentures	8,503	8,503	8,503

Common stock reserved for future issuance at April 30, 2006 was 17,180 shares.

Stock-based incentive compensation:

The Company accounts for stock-based incentive compensation plans, which are described more fully in Note 18, using the intrinsic method under which no compensation cost is recognized for stock option grants because the options are granted at fair market value at the date of grant. Had compensation costs for these plans been determined using the fair value method, under which a compensation cost is recognized straight-line over the vesting period of the stock option based on its fair value at the date of grant, the Company's net loss and loss per share would have been affected as indicated by the following table:

	Years Ended April		
	2006	2005	2004
	(Amounts in thousands, except per share data)		
Net loss, as reported	$(28,437)	$(161,459)	$(22,261)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,198)	(4,020)	(4,071)
Pro forma net loss	$(31,635)	$(165,479)	$(26,332)
Basic loss per share, as reported	$ (.48)	$ (2.92)	$ (.58)
Basic loss per share, pro forma	$ (.53)	$ (2.99)	$ (.69)
Diluted loss per share, as reported	$ (.48)	$ (2.92)	$ (.57)
Diluted loss per share, pro forma	$ (.53)	$ (2.99)	$ (.67)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in fiscal years 2006, 2005 and 2004, respectively: risk-free interest rates were 4.35 percent in 2006 and 4.0 percent in 2005 and 2004, expected dividend yields of 0.0 percent for all periods presented; expected lives of 4.22 years for 2006 and 4 years for 2005 and 2004, and an expected volatility of 44 percent for fiscal 2006 and 47 percent for fiscal 2005 and 79 percent for fiscal 2004.

Investment income:

Investment income for fiscal years 2006, 2005 and 2004 consisted of the following:

	2006	2005	2004
	(Amounts in thousands)		
Interest income	$5,461	$2,394	$2,632
Gross realized gains on investments	28	34	35
Gross realized losses on investments	2	—	(1)
Investment management fees	(54)	(43)	(40)
	$5,437	$2,385	$2,626

Inventories:

Inventories at April 30, 2006 and April 24, 2005, consisted of the following:

	2006	2005
	(Amounts in thousands)	
Manufacturing inventory		
Raw materials	$126,060	$139,520
Work in process	38,989	40,736
Finished goods	12,783	53,335
	$177,832	$233,591

Most recreational vehicle and manufactured home components are readily available from a variety of sources. However, a few components are produced by only a small group of quality suppliers that have the capacity to supply large quantities on a national basis. Primarily, this occurs in the case of motor home chassis, where Spartan and Freightliner supply diesel-powered chassis, and Workhorse Custom Chassis and Ford Motor Company are the dominant suppliers of Class A gas chassis and Ford Motor Company is the dominant supplier of Class C chassis. Shortages, production delays or work stoppages by the employees of such suppliers could have a material adverse effect on our sales. If we cannot obtain an adequate chassis supply, this could result in a decrease in our sales and earnings.

Warranty reserves:

Changes in the Company's product warranty liability during the fiscal years ended April 30, 2006 and April 24, 2005, are as follows:

	2006	2005
	(Amounts in thousands)	
Balance at beginning of year	$ 65,143	$ 53,921
Warranties issued and changes in the estimated liability during the period	86,981	102,210
Settlements made during the period	(85,001)	(90,988)
Balance at end of year	$ 67,123	$ 65,143

Consolidated insurance subsidiary:

The insurance subsidiary was formed primarily for the purpose of insuring products liability risks of the parent company and its subsidiaries. Condensed financial information as of and for the fiscal years ended April 30, 2006, April 24, 2005, and April 25, 2004, for this subsidiary, excluding intercompany eliminations, is as follows:

	2006	2005	2004
	(Amounts in thousands)		
Insurance subsidiary:			
Cash and investments	$22,920	$19,330	$18,595
Other assets	15,406	19,385	20,489
Reserves for losses	32,039	33,353	33,166
Other liabilities	3,562	2,988	3,084
Net premiums	6,353	7,672	5,401
Underwriting gain (loss)	83	(716)	(867)
Investment income	767	429	349

Other current liabilities:

Other current liabilities as of April 30, 2006 and April 24, 2005, consist of the following:

	2006	2005
	(Amounts in thousands)	
Dealer rebates	$18,247	$16,261
Accrued selling program expenses	10,707	15,710
Accrued litigation settlements	22,264	21,015
Other	16,510	29,304
	$67,728	$82,290

Accumulated other comprehensive loss:

The following reflects the balances and activity, net of income taxes, for the components of accumulated other comprehensive loss for the periods:

	Foreign Currency Items	Unrealized Gains (Losses) on Securities	Accumulated Other Comprehensive Income (Loss)
		(Amounts in thousands)	
Balance April 27, 2003	$(2,069)	$ 3	$(2,066)
Foreign currency translation adjustment	1,460	—	1,460
Unrealized holding gains	—	64	64
Reclassification adjustment for gains included in net income, net of income taxes	—	(21)	(21)
Net change	1,460	43	1,503
Balance April 25, 2004	(609)	46	(563)
Foreign currency translation adjustment	1,994	—	1,994
Unrealized holding gains	—	28	28
Reclassification adjustment for gains included in net income, net of income taxes	—	(32)	(32)
Net change	1,994	(4)	1,990
Balance April 24, 2005	1,385	42	1,427
Foreign currency translation adjustment	1,951	—	1,951
Unrealized holding gains	—	59	59
Reclassification adjustment for gains included in net income, net of income taxes	—	(43)	(43)
Net change	1,951	16	1,967
Balance April 30, 2006	$ 3,336	$ 58	$ 3,394

Supplemental cash flow disclosures:

Supplemental cash flow disclosures for each of the three fiscal years in the period ended April 30, 2006 are as follows:

	2006	2005	2004
		(Amounts in thousands)	
Interest paid	$71,937	$11,817	$27,827
Income taxes paid	$ 2,771	$ 4,845	$ 5,738

(3) Industry Segment Information

The Company conducts operations principally in two industries, recreational vehicles and manufactured housing. The Company is organized into four segments: the RV Group, the Housing Group, the Supply Group and Corporate.

The RV Group, which consists of the motor home, travel trailer and folding trailer divisions, is a manufacturer of recreational vehicles, primarily selling products to a network of independent dealers. The Housing Group is a manufacturer of manufactured homes, selling products to a combination of independent dealers and, prior to their sale in August 2005, to Company-owned stores of the retail housing division. The retail business along with the financial services business are included in discontinued operations and have been excluded from the industry segment information. Identifiable assets exclude assets from the retail and financial services businesses in the amounts of $0, $145.8 million and $145.6 million, for fiscal years 2006, 2005, and 2004, respectively. Information about those businesses can be found in Note 11. The Supply Group operations provide fiberglass, parts, lumber and other components to our primary businesses while also generating outside sales. The operations of the Company's wholly owned insurance subsidiary have been included in the Corporate segment because the impact on consolidated operating income is not material. Intercompany sales and profits have been eliminated from the reported segment information.

Operating income (loss) is total revenues less cost of sales, operating expenses and other, net. The adjustments and eliminations include intercompany revenues of the Housing and Supply Groups and revenues of the wholly owned insurance subsidiary included in Corporate, as well as the elimination of intercompany profits on inventories held by the retail business. None of the following items have been included in the computation of operating income (loss) for the individual operating segments: certain corporate expenses, non-operating income and expenses and income taxes. Goodwill for the acquisition of the folding trailer division is included in total assets of the RV Group. Identifiable assets are those assets used in the operation of each industry segment. Corporate assets primarily consist of cash, investments, deferred tax benefits, cash value of Company-owned life insurance, other assets and some idle facilities. Information with respect to industry segments as of April 30, 2006, April 24, 2005, and April 25, 2004, and for each of the years then ended is set forth as follows:

	RV Group	Housing Group	Supply Group	Corporate and Other	Adjustments and Eliminations	Total
			(Amounts in thousands)			
2006						
Operating revenues	$1,612,217	$795,596	$209,731	$ 6,353	$(191,497)	$2,432,400
Operating income (loss)	$ 216	$ 38,818	$ 2,244	$ (10,509)	$ (1,264)	$ 29,505
Identifiable assets	$ 426,560	$198,653	$ 37,834	$198,988	$ —	$ 862,035
Depreciation	8,297	7,000	1,279	6,630	—	23,206
Amortization	—	—	—	1,476	—	1,476
Capital expenditures	7,745	5,132	642	2,323	—	15,842
2005						
Operating revenues	$1,659,882	$785,547	$232,846	$ 7,672	$(311,235)	$2,374,712
Operating income (loss)	$ (39,169)	$ 6,387	$ 3,816	$ (14,616)	$ 44	$ (43,538)
Identifiable assets	$ 465,245	$212,251	$ 42,526	$144,441	$ —	$ 864,463
Depreciation	7,647	6,802	1,527	6,182	—	22,158
Amortization	—	—	—	1,418	—	1,418
Capital expenditures	23,979	4,707	1,233	3,805	—	33,724
2004						
Operating revenues	$1,779,233	$657,388	$209,909	$ 5,401	$(291,325)	$2,360,606
Operating income	$ 58,146	$ 5,440	$ 6,065	$ 7,587	$ 1,631	$ 78,869
Identifiable assets	$ 406,568	$211,694	$ 39,435	$272,459	$ —	$ 930,156
Depreciation	6,521	7,366	1,595	3,481	—	18,963
Amortization	—	—	—	5,617	—	5,617
Capital expenditures	17,983	1,062	695	6,277	—	26,017

(4) Other Operating Expenses, net

Other operating expenses, net includes gains on sale of fixed assets, write-down of impaired assets, restructuring and severance and other for fiscal years 2006, 2005 and 2004 as follows:

	2006	2005	2004
	(Amounts in thousands)		
Gains on sales of fixed assets, net	$ (471)	$ (2,512)	$ (4,656)
Write-down of impaired assets	1,550	1,900	—
Restructuring and severance costs	4,975	2,871	—
Other	—	16,322	—
	$6,054	$18,581	$(4,656)

Gains on sale of fixed assets, net:

During fiscal 2006, four idle facilities with a carrying value of $2.4 million were sold, resulting in most of the gain of $471,000. Also sold during 2006 were two parcels of land with an aggregate carrying value of $800,000, resulting in a loss of $112,000. During fiscal 2005, four facilities, including three that were idle, with a carrying value of $5.9 million, were sold, generating most of the gain on sale for the year of $2.5 million. During fiscal 2004, three facilities, including two that were idle, with a carrying value of $2.0 million were sold, generating most of the gain on sale for the year of $4.7 million.

Write-down of impaired assets:

In fiscal 2006 and 2005, the Company determined that the net book value of certain closed manufactured housing facilities exceeded net realizable value. In fiscal 2006 and 2005, the write-down of assets related to three and two idle manufacturing facilities, respectively. Net realizable values were determined based on estimated recoverability upon sale, where appropriate, or other estimates of future cash flows. The Company recorded a pre-tax charge for asset impairment of $1.6 million and $1.9 million during fiscal years 2006 and 2005, respectively.

Restructuring and severance charges:

During fiscal 2006 and 2005, the Company recorded severance charges of $5.0 million and $2.9 million, respectively, related to reductions in personnel.

Other:

During fiscal 2005, the Company recorded legal charges of $16.3 million, primarily related to litigation with The Coleman Company, Inc.

(5) Marketable Investments

Excess cash balances are invested primarily in short-term, exchange-traded debt instruments. Investments generally consist of non-equity type investments stated at market value.

The following is a summary of investment securities:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(Amounts in thousands)		
April 30, 2006				
Available-for-Sale Securities:				
U.S. corporate equity securities	$ 301	$20	$—	$ 321
U.S. corporate debt securities	3,077	6	—	3,083
Foreign corporate debt securities	19,330	37	(3)	19,364
	$22,708	$63	$ (3)	$22,768
April 24, 2005				
Available-for-Sale Securities:				
U.S. corporate equity securities	$ 301	$20	$—	$ 321
U.S. corporate debt securities	3,415	10	—	3,425
Foreign corporate debt securities	13,849	33	(1)	13,881
	$17,565	$63	$ (1)	$17,627

By contractual maturity, all marketable investments at April 30, 2006 are due in one year or less.

(6) Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between income and expenses reported for financial reporting and tax reporting. The Company is required to record a valuation allowance to reduce its net deferred tax assets to the amount that it believes is more likely than not to be realized. In assessing the need for a valuation allowance, the Company historically had considered all positive and negative evidence, including scheduled reversals of deferred tax liabilities, prudent and feasible tax planning strategies, projected future taxable income and recent financial performance. Since the Company has had cumulative losses in recent years, the accounting guidance suggests that the Company should not look to future earnings to support the realizability of the net deferred tax asset. As a result, management concluded that a partial valuation allowance against the deferred tax asset was appropriate. In fiscal 2006, the deferred tax asset was reduced by $5.7 million to $69.1 million with a corresponding adjustment to the provision for income taxes. In fiscal 2004, a similar adjustment reduced the deferred tax asset by $15 million. The book value of the net deferred tax asset was supported by the availability of various tax strategies which, if executed, were expected to generate sufficient taxable income to realize the remaining asset. The Company has periodically assessed the realizability of its net deferred tax asset and has made adjustments as necessary. The increase in the valuation allowance that was attributable to discontinued operations was $8.7 million, $34.7 million, and $16.2 million in fiscal 2006, 2005, and 2004, respectively. We continue to believe that the combination of all positive and negative factors will enable us to realize the full value of the net deferred tax assets; however, it is possible that the extent and availability of tax-planning strategies will change over time and impact this evaluation. If, after future assessments of the realizability of our deferred tax asset, we determine an adjustment is required, we would record the provision or benefit in the period of such determination.

The provision for income taxes on continuing operations for the last three fiscal years is summarized below:

	2006	2005	2004
	(Amounts in thousands)		
Current:			
U.S. Federal	$ (1,035)	$ —	$ —
Foreign	198	1,712	(1,185)
State	(4,801)	(3,063)	(2,264)
	(5,638)	(1,351)	(3,449)
Deferred, principally Federal:			
Deferred tax valuation allowance	(5,880)	(16,752)	(6,963)
Tax loss carryforward	7,236	9,055	6,645
Insurance reserves	1,013	1,917	2,348
Deferred compensation and benefits	(3,352)	(3,596)	(1,286)
Product warranty reserves	772	3,153	(1,521)
Dealer volume rebates	946	198	(1,220)
Depreciation	246	(3,479)	(1,750)
Restructuring accruals	(6,182)	7,926	5,403
Other financial accruals	(506)	1,578	(16,656)
	(5,707)	—	(15,000)
	$(11,345)	$ (1,351)	$(18,449)

The provision for income taxes on continuing operations computed by applying the Federal statutory rate to loss before taxes is reconciled to the actual provision for the last three fiscal years as follows:

	2006		2005		2004	
	Amount	%	Amount	%	Amount	%
			(Amounts in thousands)			
Income (loss) from continuing operations before (provision) benefit for income taxes:						
U.S. Federal	$ 7,186	136.1 %	$(65,748)	92.3 %	$ 32,704	91.3 %
Foreign	(1,906)	(36.1)	(5,478)	7.7	3,103	8.7
	$ 5,280	100.0 %	$(71,226)	100.0 %	$ 35,807	100.0 %
Computed statutory tax	$ (1,848)	(35.0)%	$ 24,929	35.0 %	$(12,532)	(35.0)%
Valuation allowance	(5,880)	(111.4)	(16,752)	(23.5)	(6,963)	(19.4)
Foreign taxes, net	469	8.9	205	0.3	(99)	(0.3)
State income taxes, net	(4,801)	(90.9)	(3,063)	(4.3)	(2,264)	(6.3)
Other items, net	715	13.5	(6,670)	(9.4)	3,409	9.5
	$(11,345)	(214.9)%	$ (1,351)	(1.9)%	$(18,449)	(51.5)%

The components of the Company's deferred tax assets at April 30, 2006 and April 24, 2005 were as follows:

	2006	2005
	(Amounts in thousands)	
Tax loss carryforward	$ 112,058	$ 73,403
Insurance reserves	19,435	18,560
Deferred compensation and benefits	19,546	23,135
Product warranty reserves	22,809	22,037
Dealer volume rebates	2,893	1,947
Property, plant and equipment	6,498	6,982
Restructuring accruals	5,225	31,156
Other financial accruals	13,822	14,853
	202,286	192,073
Valuation allowance	(133,230)	(117,310)
	$ 69,056	$ 74,763

At April 30, 2006, the Company had a Federal net operating loss carryforward of approximately $287.3 million. The Federal net operating loss carryforward begins to expire in 2023. In addition, the Company has related state net operating loss carryforwards with varying expiration dates. The Company's net operating loss carryforward included tax deductions relating to the exercise of non-qualified stock options totaling $12.0 million. These potential future tax benefits were fully offset by a valuation allowance. Upon future realization of these deductions, approximately $4.7 million of the deferred tax asset would be recognized directly to shareholders' equity as additional paid-in-capital.

(7) Property, Plant and Equipment, net

Property, plant and equipment is stated at cost, net of accumulated depreciation, and consists of the following as of April 30, 2006 and April 24, 2005:

	2006	2005
	(Amounts in thousands)	
Land	$ 19,084	$ 21,970
Buildings and improvements	320,412	324,290
Machinery and equipment	166,086	163,284
	505,582	509,544
Less accumulated depreciation	(288,124)	(277,419)
	$ 217,458	$ 232,125

Idle facilities included closed plants and certain other properties that are not in current use by the Company. There were 22 idle plant facilities at the end of fiscal 2006 and 26 at the end of fiscal 2005. Of the current 22 idle facilities, four were designated as held for sale and have a net book value of $5.5 million, with the remaining facilities being held for future use. During fiscal 2006, one facility was deactivated, one was reactivated and four idle facilities were sold.

The carrying value of idle facilities was $21.3 million at April 30, 2006, and $26.0 million at April 24, 2005, net of accumulated depreciation of $24.7 million and $28.3 million, respectively. In the opinion of management, the carrying values of idle facilities are not in excess of net realizable value.

(8) Goodwill

Goodwill relates to a previous acquisition of the folding trailer operation and amounts to $6.3 million at April 30, 2006, and April 24, 2005. The estimated fair value of the folding trailer operation is evaluated at the end of each year or whenever circumstances dictate that a review should be completed. Based on our review at year-end, it was determined that Fleetwood Folding Trailers' estimated fair value exceeded its carrying value, including goodwill, resulting in no impairment.

(9) Retirement and Deferred Compensation Plans

The Company has qualified defined contribution (DC) retirement plans covering most employees. There are no prior service costs associated with these plans. The Company follows the policy of funding qualified retirement plan contributions as earned. The Company also has maintained two non-qualified plans to accrue retirement benefits subject to Internal Revenue Code limitations. During fiscal 2003, the Company terminated three DC plans that covered the majority of its employees: a 401(k) plan that previously included the employees at FRC, a money purchase plan for workers at the manufacturing subsidiaries and a profit-sharing plan for employees at the Company's headquarters. All assets and participant accounts associated with the terminated plans were transferred to a single 401(k) plan, with no loss of benefits. In addition, the Company established a non-qualified Deferred Compensation Alternative (DCA) plan that serves as a retirement vehicle for after-tax contributions in excess of IRS limitations. The costs associated with these retirement plans are summarized as follows:

	Qualified DC Plans	Non-Qualified Plans	Total
	(Amounts in thousands)		
2006	$13,356	$3,296	$16,652
2005	15,052	4,403	19,455
2004	15,575	3,253	18,828

The Company also sponsors one defined benefit plan assumed in connection with the acquisition of Fleetwood Folding Trailers, Inc. in 1989. The plan covers over 500 participants and has approximately $6.6 million in assets. Plan assets are held in trust and are invested in equity and fixed income securities. The funding policy is set to meet statutory minimum funding requirements plus such additional amounts as the Company may determine to be appropriate. Plan assets for determining minimum funding requirements are valued by recognizing 20 percent of the difference between actual and expected investment income each year. On this basis and on a market-value basis, the plan is 67 percent funded with respect to benefits earned under the plan.

In addition to the two non-qualified retirement plans, the Company has provided a non-qualified deferred compensation plan that has allowed for the voluntary deferral of a portion of managers' compensation. With the exception of the DCA plan, where returns are dictated by a portfolio of investments selected by the individual, participant balances in the various non-qualified plans are credited with interest at a rate set at the discretion of the Company which, for the three years ended April 2006, was the prime rate as published by a major U.S. bank. To enhance security for the benefits payable under these plans, excluding the DCA plan, the Company has established a "Rabbi Trust," funded with Company-owned life insurance (COLI) policies on the lives of participants. The assets of the trust are not generally available to the Company or its creditors, except to pay benefits or in the event of the Company's insolvency. No premium payments were made in fiscal years 2006, 2005 or 2004. In fiscal 2006 and 2005, respectively, $6.5 million and $12.4 million were borrowed from the trust in the form of policy loans to pay participant benefits. The liability for benefits accrued under the non-qualified plans at the end of fiscal 2006 and 2005 totaled $33.6 million and $38.8 million, respectively. The cash values of the related trust assets reflected in the accompanying balance sheets were $29.9 million and $36.9 million, respectively, at those same dates.

In response to Federal legislation that created Internal Revenue Code Section 409A, effective as of January 1, 2005, the Company amended the two non-qualified retirement plans along with the non-qualified deferred compensation plan to prohibit any further contributions or deferrals. By virtue of this amendment, these plans will not be subject to rules established by the new law, relating primarily to the distribution of participant balances. In addition, on the same date, the Company established a new 2005 Deferred Compensation Plan, primarily to accommodate retirement profit sharing contributions in excess of IRS limitations. All contributions to the new plan are subject to the provisions of the new legislation.

(10) Post-Retirement Health Care Benefits

The Company provides health care benefits to certain retired employees from retirement age to when they become eligible for Medicare coverage. Employees become eligible for benefits after meeting certain age and service requirements. The cost of providing retiree health care benefits is actuarially determined and accrued over the service period of the active employee group.

The components of the net periodic post-retirement benefit cost are as follows:

	2006	2005	2004
	(Amounts in thousands)		
Service cost—benefits earned during the year	$ 568	$ 445	$ 381
Interest cost on projected benefit obligation	628	712	658
Recognized net actuarial loss	975	1,103	738
Amortization of unrecognized prior service cost	(701)	(1,515)	(917)
Net periodic post-retirement benefit cost	$1,470	$ 745	$ 860

The changes in the benefit obligation and the unfunded status as of the measurement dates of April 30, 2006 and April 24, 2005 of the post-retirement benefit plan are as follows:

	2006	2005
	(Amounts in thousands)	
Change in projected post-retirement benefit obligation:		
Projected benefit obligation at beginning of year	$11,744	$11,721
Service cost	568	445
Interest cost	628	712
Actuarial gain	(4,787)	(1,034)
Net benefits paid	(720)	(391)
Plan amendments	—	291
Projected benefit obligation at end of year	$ 7,433	$11,744
Funded status	$ 7,433	$11,744
Unrecognized net actuarial loss	(3,864)	(9,626)
Unrecognized prior service cost	2,186	2,886
Accrued post-retirement benefits	$ 5,755	$ 5,004

The assumptions used to determine the amount of the benefit obligation were as follows: discount rate was 6.0 percent and 5.5 percent in fiscal years 2006 and 2005, respectively. The assumed health care cost trend rate begins at 9.0 percent and reduces over eight years to an ultimate level of 5.0 percent per year. A 1.0 percent increase in the assumed health care cost trend rate would increase the total service cost and interest cost by $107,000 and the accumulated post-retirement benefit obligation (APBO) by $518,000. A 1.0 percent decrease in the assumed health care cost trend rate would decrease the total service cost and interest cost by $97,000 and the APBO by $471,000.

(11) Discontinued Operations

On March 30, 2005, the Company announced plans to exit its manufactured housing retail and financial services businesses and completed the sale of the majority of the assets of these businesses by August 2005. The decision to exit these businesses was intended to stem losses sustained in the retail operations. The return to a traditional focus on manufacturing operations was part of the Company's stated goal of making the transition to sustained profitability. Assets and liabilities to be sold or extinguished were reclassified to Current assets and liabilities from discontinued operations, respectively, and consisted of the following as of April 30, 2006 and April 24, 2005:

	2006	2005
	(Amounts in thousands)	
Current assets from discontinued operations:		
Inventories	$—	$ 74,000
Property, plant and equipment, net	—	916
Finance loans receivable	—	70,868
	$—	$145,784
Current liabilities from discontinued operations:		
Retail flooring liabilities	$—	$ 37,608
Warehouse line of credit	—	40,749
Customer deposits	—	6,345
	$—	$ 84,702

Retail flooring liabilities represented amounts borrowed by Company-owned retail sales centers to finance inventory purchases of manufactured homes. The amounts outstanding at April 24, 2005, were financed under agreements with two national floorplan lenders that provided for a security interest in the units financed and repayment at the time the units were sold. Interest rates ranged from prime rate plus 0.75 percent to prime plus 3.00 percent, depending upon the age of the inventory being financed. For unsold units, mandatory curtailment payments that reduce the balance outstanding were due in various increments and at various intervals, beginning at one year and extending up to 21 or 24 months, at which time the obligation was due in full. One of the floorplan agreements included cross-default provisions tied to the covenants in the senior secured credit facility. Borrowings were repaid in full upon the sale of the underlying inventory collateral during the year.

On December 30, 2003, the Company's financial services subsidiary, HomeOne, entered into a Master Loan and Security Agreement with Greenwich Capital Financial Products, Inc. (Greenwich) that provided up to $75 million in warehouse funding. Collateral for borrowings under the facility was manufactured housing consumer loans originated by HomeOne. The availability of financing under the facility was dependent on a number of factors, including the borrowing base represented by the loans pledged to Greenwich. The advance rate for eligible loans varied between 72 and 80 percent of the principal amount of the loans, depending on the weighted average credit scores of the borrowers under loans and the interest rate selected by HomeOne. Available interest rates charged by Greenwich varied from 2.00 to 2.50 percent over LIBOR. As the selected interest rate decreased, so did the available advance rate. The Company and HomeOne agreed to guarantee the facility in an aggregate amount not to exceed 10 percent of the amount of principal and interest outstanding. The Company's guaranty included financial and other covenants, including maintenance of specified levels of tangible net worth, total indebtedness to tangible net worth and liquidity. At the end of fiscal 2005, HomeOne had borrowings of $40.7 million under this facility. Borrowings were repaid in full upon the sale of the underlying loan collateral during 2006.

The carrying value of assets from discontinued operations was adjusted by non-cash impairment charges in fiscal 2006 and 2005. Operating results of these businesses, including impairment charges, are classified as discontinued operations for all periods presented. Discontinued operations, net for fiscal years 2006, 2005 and 2004, consist of the following:

	2006	2005	2004
	(Amounts in thousands)		
Revenues	$ 93,577	$248,754	$247,382
Net loss before impairment charges:			
Retail	$(16,695)	$ (36,733)	$ (37,952)
Financial services	(1,063)	(1,008)	(1,667)
Gain on sale, impairment charges and termination benefits:			
Gain on sale of insurance assets	2,417	—	—
Impairment adjustment to retail housing long-lived assets	288	(38,396)	—
Retail inventory write-down	—	(12,411)	—
Impairment of finance loans receivable	(1,882)	(334)	—
Impairment of financial services long-lived assets	(926)	—	—
Severance costs	(1,642)	—	—
One-time termination benefits	(2,869)	—	—
Loss from discontinued operations, net	$(22,372)	$ (88,882)	$ (39,619)

The net loss before impairment charges included interest expense on the retail flooring liability and the warehouse line of credit, which were repaid upon sale of their related collateral of $1.7 million, $3.5 million and $2.1 million, in fiscal 2006, 2005 and 2004, respectively. No tax provision (benefit) was recorded on discontinued operations in fiscal 2006, 2005 or 2004. The Company expects to incur minor ongoing operating losses but these are not expected to be material to the results of operations or to the Company's financial position.

(12) Other Short-term Borrowings

Secured Credit Facility:

On July 27, 2001, the Company entered into an agreement for a senior secured credit facility to be funded by a syndicate of lenders led by Bank of America. Prior to fiscal 2005, various amendments to the credit agreement were executed mainly to redefine several financial performance covenants and to reset financial covenants to preempt possible covenant defaults. During May 2004, the credit facility was renewed and extended until July 31, 2007. On March 2, 2005, the Company entered into an amendment to the facility to provide greater borrowing flexibility by establishing an overall limit on borrowings of $175 million, with an additional seasonal increase from December through April to $200 million. In addition, a provision for borrowing against inventory within the asset borrowing base was raised to $110 million, with a seasonal increase to $135 million for the December through April time period. The amendment also reset the cumulative EBITDA covenant requirements that could be invoked in the event that average monthly liquidity, defined as cash, cash equivalents and unused borrowing capacity, falls below $60 million within the borrowing subsidiaries or $90 million, including the parent company. Further, the interest rate for revolving loans under the line was increased slightly.

In May 2005, the borrowing base was supplemented by $15 million of additional real estate collateral provided to the bank group. Borrowings are secured by receivables, inventory and certain other assets, primarily real estate, and are used for working capital and general corporate purposes. In July 2005, the agreement governing the credit facility was further amended and restated, to incorporate prior amendments and increase total loan commitments to accommodate the previous $15 million addition to the revolver borrowing base and fund a new term loan collateralized by real estate in the amount of $22 million. These additions raised gross loan commitments to $212 million, with a seasonal uplift to $237 million from December through April. The loan commitments for both the addition to the revolver and the term loan were reduced on the first day of each fiscal quarter beginning on October 31, 2005, in the amounts of $750,000 and $785,715, respectively. As of April 30, 2006, after consideration of these reductions, the loan commitments for the revolver and the term loan stood at $213.5 million and $20.4 million, respectively. Our borrowing capacity, however, is governed by the amount of a borrowing base, consisting of inventories and accounts receivable, that fluctuates significantly from week to week. The borrowing base is revised weekly for changes in receivables and monthly for changes in inventory balances. At the end of the year, the borrowing base totaled $184 million. After consideration of standby letters of credit of $63.2 million and the outstanding borrowings, unused borrowing capacity was approximately $98.7 million. Under the amended facility, real estate with an approximate appraised value of $108 million is pledged as security. In November 2005, the facility was further amended to reset the designated EBITDA covenant requirements. On May 9, 2006, subsequent to fiscal year end, the facility was once again amended to authorize the Company, if it should elect to do so, to engage in certain financial transactions with respect to either the outstanding 6% convertible trust preferred securities of Fleetwood Capital Trust due 2028, or the 5% convertible senior subordinated debentures due 2012, including repurchases for up to $50 million in cash, incentivized conversions, or exchange offers. The May 2006 amendment also made refinements to the fixed-charge coverage ratio calculation that governs various pricing factors under the revolver that, in conjunction with the Company's improved financial performance, resulted in a reduction in loan rates as of May 1, 2006.

The weighted average interest rate on these short-term borrowings was 8.9 percent and 7.0 percent at the end of fiscal 2006 and 2005, respectively.

(13) Long-term Debt

At April 30, 2006, and April 24, 2005, long-term debt consisted of the following:

	2006	2005
	(Amounts in thousands)	
5% convertible senior subordinated debentures	$100,000	$100,000
Term loan due after one year	16,500	—
Capital lease obligations due after one year	5,245	7,060
Other	1,454	1,886
	$123,199	$108,946

In December 2003, the Company completed the sale of $100 million aggregate principal amount of 5% convertible senior subordinated debentures due in 2023. Interest on the debentures is payable semi-annually at the rate of 5.00%. The debentures are convertible, under certain circumstances, into the Company's common stock at an initial conversion rate of 85.034 shares per $1,000 principal amount of debentures, equivalent to an initial conversion price of $11.76 per share of common stock.

Holders of the debentures have the ability to require the Company to repurchase the debentures, in whole or in part, on December 15, 2008, December 15, 2013 and December 15, 2018. The repurchase price is 100 percent of the principal amount of the debentures plus accrued and unpaid interest. The Company may, at its option, elect to pay the repurchase price in cash, its common stock or a combination of cash and its common stock. The Company has the option to redeem the debentures after December 15, 2008, in whole or in part, for cash, at a price equal to 100 percent of the principal amount plus accrued and unpaid interest. Subsequent to the end of fiscal 2004, the debentures and the common stock potentially issuable upon conversion of the debentures were registered for resale under the Securities Act of 1933.

The Company used a portion of the net proceeds of the offering to repay amounts outstanding under its senior secured credit facility and for the redemption of a portion of the 9.5% convertible subordinated debentures, and used the remainder for working capital and other general corporate purposes.

(14) Convertible Subordinated Debentures

The Company owned three Delaware business trusts that each issued a separate series of optionally redeemable convertible trust preferred securities, convertible into shares of the Company's common stock. The combined proceeds from the sale of the securities and from the purchase by the Company of the common shares of the business trusts were tendered to the Company in exchange for separate series of convertible subordinated debentures. These debentures represented the sole assets of the business trusts. Under FIN 46R, "Consolidation of Variable Interest Entities," the business trusts were deemed to have no primary beneficiary and, although wholly owned by the Company, were not to be consolidated. As a result, the convertible subordinated debentures, issued by the Company, were presented as a long-term liability. The Company called the securities held by two of the trusts for redemption and entered into a series of transactions that spanned our fiscal 2004 year end. As of June 4, 2004, all of the outstanding securities held by two of the trusts were redeemed for cash or were converted into common stock.

These transactions are more fully described below and the securities and amounts outstanding as of April 30, 2006, are summarized in the following table (dollar amounts in thousands, except per share data):

Series	Convertible Subordinated Debentures Outstanding	Number of Trust Preferred Securities Outstanding	Par Value Per Share	Aggregate Amount of Trust Preferred Securities Outstanding	Maturity	Interest Rate	Conversion Price
Trust I	$210,142	4,025,000	$50	$201,250	2028	6%	$48.72 or 1.02627 shares of common stock per share of Trust I Securities

During fiscal 1998, Fleetwood Capital Trust (Trust I), a Delaware business trust wholly owned by the Company, completed a $287.5 million private placement of 5,750,000 shares of 6% convertible trust preferred securities due February 15, 2028 (Trust I Securities) with a liquidation value of $50 per security. The combined proceeds from the transaction and from the purchase by the Company of the common shares of Trust I were tendered to the Company in exchange for 6% convertible subordinated debentures due February 15, 2028 (Trust I Debentures) in the aggregate principal amount of $296.4 million. In a subsequent exchange offer, described below, the number of Trust I Securities outstanding was reduced to 4,025,000 and the aggregate principal amount outstanding was reduced to $201,250,000.

Distributions on the Trust I Securities are cumulative and are paid quarterly in arrears at an annual rate of 6 percent. The Company has the option to defer payment of the distributions for an extended period of up to 20 consecutive quarters, so long as the Company is not in default in the payment of interest on the debentures and discontinues the payment of dividends on common stock while the deferral is in effect. Considered together, the undertakings under the trust, the related indentures and guarantees and the convertible subordinated debentures constitute a full and unconditional guarantee by the Company of the trust's obligations under the securities. Beginning with the third quarter of fiscal 2002, the Company elected to defer the quarterly distributions on the Trust I Securities. Under the terms of the governing instruments, the Company was permitted to defer distributions on the Trust I Securities through August 2006; however, the deferred distributions, plus interest, were repaid in full on February 15, 2006, along with the current distribution due on that date in an aggregate amount of $61.9 million. During a period of distribution deferral, the Company is prevented from declaring or paying dividends on the common stock. The Company again has the right to elect to defer distributions for up to 20 consecutive quarters.

The Trust I Securities are convertible, at the option of the holder, at any time at the rate of 1.02627 shares of Fleetwood common stock (i.e., a conversion price of $48.72 per common share), subject to adjustment in certain circumstances. Since February 15, 2006, the Trust I Debentures have been redeemable in whole or in part, at the option of the Company, at a price equal to the principal amount plus accrued and unpaid interest. The Trust I Securities are subject to mandatory redemption to the extent of any early redemption of the Trust I Debentures and upon maturity of the Trust I Debentures on February 15, 2028.

In December 2001, Fleetwood Capital Trust III (Trust III), also a Delaware business trust wholly owned by the Company, completed a $150 million private placement of 3,000,000 shares of 9.5% Convertible Trust III Preferred Securities due February 15, 2013 (Trust III Securities) with a face value of $50 per share. The combined proceeds from the transaction and from the purchase by the Company of the common shares of Trust III were tendered to the Company in exchange for 9.5% Convertible Trust III Subordinated Debentures due February 15, 2013 (Trust III Debentures) in the aggregate principal amount of $154.6 million.

On March 9, 2004, the Company announced that it was calling $50 million aggregate principal amount of the Trust III Securities for redemption. On March 30, 2004, the Company called the remaining $100 million aggregate principal amount of Trust III Securities for redemption. Subsequently, virtually all of the holders of the Trust III Securities converted their securities into an aggregate of 14,478,578 shares of the Company's common stock, including some who had entered into privately negotiated transactions with the Company to convert their securities, prior to the respective redemption dates, in exchange for a cash incentive. By April 29, 2004, which was the final redemption date pursuant to the Company's calls for redemption, there were no Trust III Securities outstanding.

In January 2002, Fleetwood Capital Trust II (Trust II), another wholly owned Delaware business trust, issued 1,725,000 shares of 9.5% Convertible Trust II Preferred Securities due February 15, 2013 (Trust II Securities) with a face value of $22 per share and an aggregate liquidation value of $37.95 million to Trust I Securities holders in exchange for 1,725,000 shares of Trust I Securities with a $50 face value and an aggregate liquidation value of $86.25 million. The Trust I Securities and the proceeds from the purchase by the Company of the common shares of Trust II were tendered to the Company in exchange for new 9.5% convertible subordinated debentures due February 15, 2013 (Trust II Debentures) in the amount of $39.12 million. In turn, the Company tendered the $86.25 million of Trust I securities to Trust I to be retired in exchange for the cancellation of a like amount of Trust I Debentures.

On May 5, 2004, the Company called the Trust II Securities for redemption with a redemption date of June 4, 2004. Several of the holders of the Trust II Securities converted their holdings to shares of the Company's common stock, including some who entered into privately negotiated transactions with the Company to convert their securities, prior to the redemption date, in exchange for a cash incentive. Accordingly, as of the June 4, 2004, redemption date, pursuant to the Company's call for redemption, 781,065 shares of the Trust II Securities had been converted into an aggregate of 1,368,074 shares of the Company's common stock, and 943,935 shares of the Trust II Securities were redeemed for an aggregate of $22.2 million in cash, representing $20.8 million in aggregate principal amount, $1.3 million in redemption premium and $104,000 in accrued but unpaid interest to the redemption date.

(15) Fair Value of Financial Instruments

The Company has estimated the fair value of its financial instruments as of April 30, 2006, and April 24, 2005, based on relevant market information or using management estimates of discounted cash flows. The book and estimated fair values of financial instruments include those set out below or are discussed in Note 5:

	April 30, 2006		April 24, 2005	
	Book Value	Estimated Fair Value	Book Value	Estimated Fair Value
	(Amounts in thousands)			
Cash and cash equivalents	$123,141	$123,141	$ 27,849	$ 27,849
Marketable investments	22,768	22,768	17,267	17,267
Cash value of Company-owned life insurance	29,938	29,938	36,946	36,946
Investments in unconsolidated subsidiaries	8,892	8,892	8,892	8,892
Other short-term borrowings	7,476	7,476	56,661	56,661
Long-term debt	123,199	126,529	108,946	114,775
Convertible subordinated debentures	210,142	147,251	210,142	117,912

(16) Commitments and Contingencies

Repurchase Commitments:

Producers of recreational vehicles and manufactured housing customarily enter into repurchase agreements with lending institutions that provide wholesale floorplan financing to independent dealers. The Company's agreements generally provide that, in the event of a default by a dealer in its obligation to these credit sources, Fleetwood will repurchase product. With most repurchase agreements this obligation ceases when the amount for which the Company is contingently liable to the lending institution has been outstanding for more than 12, 18 or 24 months, depending on the terms of the agreement. The contingent liability under these agreements approximates the outstanding principal balance owed by the dealer for units subject to the repurchase agreement, less any scheduled principal payments waived by the lender. Although the maximum potential contingent repurchase liability approximated $180 million for inventory at manufactured housing dealers and $383 million for inventory at RV dealers as of April 30, 2006, the risk of loss is reduced by the potential resale value of any products that are subject to repurchase, and is spread over numerous dealers and financial institutions. The gross repurchase obligation will vary depending on the season and the level of dealer inventories. Typically, the repurchase obligation for the third fiscal quarter will be greater than other periods due to high dealer inventories. The RV repurchase obligation is significantly more than the manufactured housing obligation due to a higher average cost per motor home and more units in dealer inventories. Past losses under these agreements have not been significant and lender repurchase demands have been funded out of working capital.

In the past three fiscal years the Company had the following repurchase activity:

	2006	2005	2004
	(Dollars in millions)		
Units	66	174	177
Repurchase amount	$2.1	$ 6.3	$ 3.7
Loss recognized	$0.4	$ 1.2	$ 0.6

Legal Proceedings:

In May 2003, the Company filed a complaint in state court in Kansas, in the 18th Judicial District, District Court, Sedgewick County, Civil Department, against The Coleman Company, Inc. (Coleman) in connection with a dispute over the use of the "Coleman" brand name. The lawsuit sought declaratory and injunctive relief. On June 6, 2003, Coleman filed an answer and counterclaimed against us alleging various counts, including breach of contract and trademark infringement. On November 17, 2004, after a hearing, the Court granted our request for a permanent injunction against Coleman prohibiting Coleman from licensing the Coleman name for recreational vehicles to companies other than Fleetwood. Coleman has appealed that ruling. At the conclusion of trial, on December 16, 2004, the jury awarded monetary damages against Fleetwood on Coleman's counterclaim in the amount of $5.2 million. On January 21, 2005, the Court granted Coleman's request for treble damages, making the total amount of the award approximately $14.6 million. A charge to record this award was reflected in the Company's results for the third fiscal quarter of 2005. Payment has been stayed pending Fleetwood's appeal, which has been filed. The Company anticipates that the appeal will be argued by the end of this calendar year. Pending the appeal, Fleetwood was required to post a letter of credit for $18 million, representing the full amount of the judgment plus an allowance for attorneys' fees and interest. The Company is pursuing all available appellate remedies.

Brodhead et al v. Fleetwood Enterprises, Inc. was filed in federal court in the Central District of California on June 22, 2005. The complaint states a claim for damages growing out of certain California statutory claims with respect to alleged defects in a specific type of plastic roof installed on folding trailers from 1995 through 2003. The plaintiffs have clarified that the class for which they are seeking certification extends to all owners of folding trailers produced by Fleetwood Folding Trailers, Inc. with this type of roof, as well as any former owners who may have had to pay to have this type of roof repaired. The subject matter of the claim is similar to a putative class action previously filed in California state court in Griffin et al v. Fleetwood Enterprises, Inc. et al. The California trial court denied class action certification in the Griffin matter on April 28, 2005, and the State of California—Court of Appeal upheld the denial in a ruling issued on May 11, 2006. Proceedings relating to the class certification in the Brodhead matter were stayed pending the outcome of the state court certification in Griffin. It is not possible at this time to properly assess the risk of an adverse verdict or the magnitude of any possible exposure with respect to either of the Brodhead or the Griffin complaints. Fleetwood intends to vigorously defend both matters.

The Company is also subject to other litigation from time to time in the ordinary course of business. The Company's liability under some of this litigation is covered in whole or in part by insurance. Although the amount of any liability with respect to such claims and litigation over and above our insurance coverage cannot currently be determined, in the opinion of our management such liability is not expected to have a material adverse effect on our financial condition or results of operations.

Guarantees:

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 discusses the necessary disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also discusses that the guarantor must recognize a liability, at fair value, at the inception of the guarantee for the obligation incurred in issuing the guarantee.

In conjunction with the sale of the Company's manufactured housing retail business, numerous leased retail locations were assigned to the buyers. Although the Company received indemnification from the assignees, if the assignees were to become unable to continue making payments under the assigned leases, the Company estimates its maximum potential obligation with respect to the assigned leases to be $13.7 million as of April 30, 2006. The Company shall remain liable for such lease obligations for the remaining lease terms, which range from one month to nine years. The fair value of the guarantee is not material at April 30, 2006. The risk of loss is mitigated by the potential to sublease the assigned leases to other parties.

Other:

Fleetwood Enterprises, Inc. has entered into 11 limited guarantees aggregating $4.4 million to certain obligations of certain retailers to floorplan lenders and an additional two unsecured guarantees aggregating $3.5 million for other obligations.

(17) Leases

Certain of the Company's facilities and equipment are leased under terms that range from monthly to five years.

The following is a schedule by year of future minimum rental payments required under operating and capital leases that have initial or remaining noncancelable lease terms in excess of one year as of April 30, 2006:

Fiscal Year	Minimum Rental Payments Operating	Minimum Rental Payments Capital
	(Amounts in thousands)	
2007	$ 3,134	$2,365
2008	3,218	2,379
2009	2,395	2,267
2010	1,464	348
Later years	678	—
Total minimum lease payments	$10,889	$7,359

Rental expense for the last three fiscal years was as follows:

	2006	2005	2004
	(Amounts in thousands)		
Rental expense	$4,328	$4,360	$3,710
Less: Sublease rental income	(364)	(971)	(632)
	$3,964	$3,389	$3,078

(18) Stock-Based Incentive Compensation Plans

Under the Company's Amended and Restated 1992 Stock-Based Incentive Compensation Plan, as amended, stock options may be granted to officers and other key employees of the Company for the purchase of up to 9,900,000 shares of the Company's common stock. Expiration dates for the options may not exceed 10 years from the date of grant and options typically vest over a three-year period. Under a separate plan for non-employee directors, up to 400,000 shares have been authorized for distribution of options. Periodic grants are made annually under this plan.

The following is a summary of the stock option activity for employees and non-employee directors for the last three fiscal years.

	2006		2005		2004	
	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price
Outstanding at beginning of year	5,753,074	$14.18	5,812,945	$13.37	6,494,952	$13.06
Granted	640,200	11.05	1,112,200	12.55	667,400	11.68
Exercised	(850,019)	7.15	(777,086)	5.11	(811,062)	6.56
Forfeited	(131,366)	5.88	(79,462)	10.54	(109,727)	7.63
Expired	(866,039)	16.02	(315,523)	16.77	(428,618)	20.37
Outstanding at end of year	4,545,850	$14.94	5,753,074	$14.18	5,812,945	$13.37
Exercisable at end of year	3,488,665	$15.93	4,281,775	$15.88	3,618,300	$17.40
Weighted average fair value of options granted		$ 4.83		$ 4.82		$ 6.00

The following table summarizes information about stock options outstanding and exercisable as of the current fiscal year end:

Range of Exercise Price	Number Outstanding as of 4/30/06	Wtd. Avg. Remaining Contractual Life	Wtd. Avg. Exercise Price	Number Exercisable as of 4/30/06	Wtd. Avg. Exercise Price of Exercisable Options
$3.17 - $6.95	883,108	6.65	$ 4.39	883,108	$ 4.39
$7.70 - $9.30	798,991	6.62	$ 8.95	610,080	$ 8.99
$9.75 - $11.65	766,400	9.13	$11.07	193,369	$11.00
$12.30 - $14.90	920,100	5.29	$14.02	624,857	$13.72
$14.95 - $28.65	864,451	2.04	$27.28	864,451	$27.28
$28.75 - $39.65	312,800	2.09	$38.10	312,800	$38.10
	4,545,850			3,488,665	

(19) Stockholder Rights Plan

On September 15, 1998, the Company's Board of Directors adopted a new stockholder rights agreement to replace the previous plan that expired on November 9, 1998, granting certain new rights to holders of the Company's common stock. Under the new plan, which was effective November 10, 1998, one right was granted for each share of common stock held as of November 9, 1998, and one right will be granted for each share subsequently issued. Each right entitles the holder, in a hostile takeover scenario and after paying the exercise price (currently $160), to purchase Fleetwood common stock having a market value equal to two times the exercise price. Also, if the Company is merged into another corporation, or if 50 percent or more of the Company's assets are sold, then rightholders are entitled, upon payment of the exercise price, to buy common shares of the acquiring corporation at a 50 percent discount from their then current market value. In either case, these rights are not available to the acquiring party. However, these exercise features will not be activated if the acquiring party makes an offer to acquire all of the Company's outstanding shares at a price that is judged by the Board of Directors to be fair to all Fleetwood shareholders. The rights may be redeemed by the Company under certain circumstances at the rate of $0.02 per right. The shareholder rights plan dated September 15, 1998, was amended effective April 30, 2001, and again effective December 31, 2002. The rights will expire on November 9, 2008.

(20) Results by Quarter (Unaudited)

The unaudited results by quarter for fiscal years 2006 and 2005 are shown below (amounts in thousands, except per share data):

Fiscal Year Ended April 2006:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Number of weeks in the quarter	14	13	13	13
Revenues	$616,475	$629,501	$583,866	$602,558
Gross profit	100,063	112,017	111,231	99,381
Operating income (loss)	(893)	10,135	11,936	8,327
Income (loss) from continuing operations	(17,413)	3,791	4,708	2,849
Discontinued operations, net	(12,144)	(5,709)	(3,332)	(1,187)
Net income (loss) used for basic and diluted earnings (loss) per common share	$ (29,557)	$ (1,918)	$ 1,376	$ 1,662
Earnings (loss) per common share(1):				
Basic and diluted	$ (.53)	$ (.03)	$ .02	$ .03
Weighted average common shares:				
Basic	56,136	56,481	61,838	63,820
Diluted	56,136	57,209	62,622	64,521

Fiscal Year Ended April 2005:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Number of weeks in the quarter	13	13	13	13
Revenues	$659,429	$645,933	$509,161	$ 560,189
Gross profit	121,256	120,980	77,812	75,182
Operating income	22,515	22,124	(39,073)	(49,104)
Income (loss) from continuing operations	12,452	15,338	(44,534)	(55,833)
Discontinued operations, net	(6,900)	(7,203)	(10,155)	(64,624)
Net income (loss) used for basic and diluted earnings (loss) per common share	$ 5,552	$ 8,135	$ (54,689)	$(120,457)
Earnings (loss) per common share(1):				
Basic	$ .10	$ .15	$ (.99)	$ (2.16)
Diluted	$ .10	$ .14	$ (.99)	$ (2.16)
Weighted average common shares:				
Basic	54,670	55,419	55,492	55,749
Diluted	55,783	57,154	55,492	55,749

(1) Net earnings (loss) per share is computed independently for each of the quarters presented and the summation of quarterly amounts does not equal the total net earnings (loss) per share reported for the year.

DIRECTORS

LOREN K. CARROLL
Retired President and CEO of M-I LLC and Executive Vice President of Smith International; Director of Smith International and Veritas DGC Inc.; Director since 1999.

DAVID S. ENGELMAN
Private investor; Former Chairman, President and CEO of Union Federal Bank; and Director of Fieldstone Investment Corp., MGIC Investment Corp., and Mortgage Guaranty Insurance Corp.; Director since 1999.

JOHN T. MONTFORD
Senior Vice President, Legislative & Regulatory Affairs, AT&T Western States of AT&T, Inc.; Attorney at law; Director of Southwest Airlines Co.; Director since 1999.

DOUGLAS M. LAWSON, Ph.D.
Chairman and CEO of Douglas M. Lawson Associates, Inc.; Director since 1981.

PAUL D. BORGHESANI
Attorney in private practice; President of Transportation Advisory Group LLC and Motor Carrier Services LLC; Director since 1999.

DANIEL D. VILLANUEVA
Managing Partner of Fontis Partners L.P.; Director of Citibank (Banamex USA) and the Metropolitan West Funds; Director since 2003.



THOMAS B. PITCHER
Chairman of the Board of Fleetwood Enterprises, Inc.; Retired Senior Partner of Gibson, Dunn & Crutcher, LLP; Director since 1998.

ELDEN L. SMITH
President and CEO; Director since 2005.

MARGARET S. DANO
Former Vice President, Worldwide Operations of Garrett Engine Boosting Systems, a division of Honeywell, Inc.; Director since 2000.

J. MICHAEL HAGAN
Former Chairman and CEO of Furon Company; Director of Ameron International and Pimco Funds; Director since 2002.

JAMES L. DOTI, Ph.D.
President and Donald Bren Distinguished Chair of Business and Economics, Chapman University; Director of The First American Corp. and Standard Pacific Corp.; Director since 1995.

OFFICERS

THOMAS B. PITCHER
Chairman of the Board (Non-Executive)

ELDEN L. SMITH
President and Chief Executive Officer

BOYD R. PLOWMAN
Executive Vice President and Chief Financial Officer

CHRISTOPHER J. BRAUN
Executive Vice President RV Group

CHARLES E. LOTT
Executive Vice President Housing Group

ANDREW M. GRIFFITHS
Senior Vice President and Chief Accounting Officer

TODD L. INLANDER
Senior Vice President and Chief Information Officer

LARRY L. MACE
Senior Vice President Supply and Materials

LEONARD J. MCGILL
Senior Vice President, General Counsel and Secretary

LYLE N. LARKIN
Vice President, Treasurer and Assistant Secretary

MICHAEL B. SHEARIN
Vice President Human Resources

JAMES F. SMITH
Vice President and Controller - Operations

PRICE RANGE AND QUARTERLY CLOSING PRICE OF COMMON STOCK*


FISCAL YEAR
2005
FISCAL YEAR
2006
16.14
12.22
15.60
10.82
14.49
9.17
10.18
7.81
11.54
7.33
13.69
8.78
12.60
10.22
12.34
9.37
FLEETWOOD.
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4

*Fleetwood's common stock is listed on the New York and the Pacific stock exchanges and trades on various regional exchanges (Ticker Symbol: FLE). Call and put options are traded on the American Stock Exchange and the Chicago Board Options Exchange.

DIVIDEND POLICY

On October 30, 2001, the Company announced that it would discontinue the payment of dividends. Any future resumption of dividends on our common stock would be at the discretion of our Board of Directors, and is not currently contemplated.

ANNUAL MEETING

The annual meeting of shareholders will be held on Fleetwood's corporate campus, 3050 Myers Street, Riverside, California, at 9 a.m. on Tuesday, September 12, 2006.

INDEPENDENT AUDITORS

Ernst & Young LLP – Orange County, California

SHAREHOLDER INQUIRIES

Inquiries from shareholders and securities analysts should be directed to Kathy Munson, Director of Investor Relations, (951) 351-3650, or Lyle Larkin, Vice President and Treasurer, (951) 351-3535.

FORM 10-K

A copy of the Annual Report on form 10-K of Fleetwood Enterprises, Inc. is available upon request at corporate headquarters, (951) 351-3321.

TRANSFER AGENT AND REGISTRAR

Computershare
250 Royall Street
Canton, MA 02021
(877) 282-1168
www.computershare.com

CORPORATE ADDRESS

3125 Myers Street
P.O. Box 7638 (92513-7638)
Riverside, CA 92503
(951) 351-3500
www.fleetwood.com

NUMBER OF SHAREHOLDERS OF RECORD

As of July 25, 2006, Fleetwood had approximately 1,000 shareholders of record.

CERTIFICATION DISCLOSURE

Because our common stock is listed on the New York Stock Exchange ("NYSE"), our chief executive officer is required to make, and has made, an annual certification to the NYSE stating that he was not aware of any violation by Fleetwood of the corporate governance listing standards of the NYSE. The last certification to that effect was made last year following our shareholder meeting. The Company also filed the CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 with the Securities and Exchange Commission as exhibits to its Annual Report on Form 10-K for the year ended April 30, 2006.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements used in this report that relate to future plans, events, financial results or performance are forward-looking statements as defined under the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs of Fleetwood's management as well as assumptions made by, and information currently available to, Fleetwood's management. The forward-looking statements are subject to certain risks and uncertainties, including risk factors identified in Fleetwood's 10-K, including the sections entitled "Business Outlook" and "Risk Factors." These risks and uncertainties include, without limitation, the lack of assurance that the Company will regain sustainable profitability in the foreseeable future; the Company's ability to comply with financial covenants on existing debt obligations and to obtain future financing needed in order to execute its business strategies; the volatility of our stock price; the impact of ongoing weakness in the manufactured housing market and more recent weakness in the motor home market; the effect of global tensions, fuel prices, interest rates, and other factors on consumer confidence, which in turn may impact demand for Fleetwood's products; the availability and cost of wholesale and retail financing for both manufactured housing and recreational vehicles; repurchase agreements with floorplan lenders, which could result in increased costs; the cyclical and seasonal nature of both the manufactured housing and recreational vehicle industries; potential increases in the frequency of product liability, wrongful death, class action, and other legal actions; expenses and uncertainties associated with the manufacturing, development, and introduction of new products; the potential for excessive retail inventory levels in the manufactured housing and recreational vehicle industries; the highly competitive nature of our industries; and lack of acceptance of Fleetwood's products. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Fleetwood undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may arise from changing circumstances or unanticipated events.

Fleetwood Enterprises, Inc. is an equal opportunity employer.

EDITOR: Kathy A. Munson **DESIGN:** Ervin | Bell Marketing Communications **LITHOGRAPHER:** Southern California Graphics



AWNINGS
BOUNDER LOGO
HIGH-END GRAPHIC STRIPES
SLIDING WINDOWS
STORAGE COMPARTMENTS

FLEETWOOD

Fleetwood Enterprises, Inc.
3125 Myers Street
P.O. Box 7638 (92513-7638)
Riverside, CA 92503
(951) 351-3500

Visit us at www.fleetwood.com